Form 20-F
period 1999-03-31
GOLDEN OCEAN GROUP LTD
filed 1999-05-14
CIK 1058092

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X  ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1998

                               OR

[    ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 0-_____


                   GOLDEN OCEAN GROUP LIMITED
_________________________________________________________________
     (Exact name of Registrant as specified in its charter)

                       REPUBLIC OF LIBERIA
_________________________________________________________________
         (Jurisdiction of incorporation or organization)

                      P.O. Box 265, Suite 6
                        Tower Hill House
                   Le Bordage, St. Peter Port
                     GY1 3QU Channel Islands

            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act:  None

Securities registered or to be registered pursuant to Section
12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:     10% Senior Notes due 2001

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, no par value
         4,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes   X       No

Indicate by check mark which financial statement item the Registrant has elected to follow.

               Item 17             Item 18   X

                      TABLE OF CONTENTS (1)

                                                             Page

Part I   Item 1   Description of Business..................     1

         Item 2   Description of Property..................    19

         Item 3   Legal Proceedings........................    19

         Item 4   Control of the Registrant................    19

         Item 5   Nature of Trading Market.................    20

         Item 7   Taxation.................................    20

         Item 8   Selected Consoldated Financial
                      Information..........................    20

         Item 9   Management's Discussion and Analysis of
                      Financial Condition and Results of
                      Operations...........................    27

         Item 10  Directors and Officers of Registrant.....    43

         Item 11  Compensation of Directors and Officers...    45

         Item 13  Interest of Management in Certain
                      Transactions.........................    45

Part IV  Item 18  Financial Statements.....................    46

         Item 19  Financial Statements and Exhibits........    46

___________________
(1) Items omitted are inapplicable.

                             PART I

ITEM 1- DESCRIPTION OF BUSINESS

General

         Golden Ocean Group Limited (together with its subsidiaries, the "Company") was incorporated on February 8, 1995, under the laws of the Republic of Liberia. The Company is in the business of acquiring, disposing, owning, managing, operating, leasing and chartering very large crude oil carriers ("VLCCs") and dry bulk carriers (together, the "Vessels") and engaging in certain related activities. The Company currently focuses on (i) purchasing VLCCs for charter or sale to third parties and (ii) purchasing and operating newbuilding dry bulk carriers for long-term charter to third parties.

         The Company, through its subsidiaries and certain joint ventures with third parties ("Joint Ventures")
(together, the "Group"), currently owns or operates in sale/leaseback transactions seven VLCCs and ten dry bulk carriers. The Group has eleven VLCCs and two dry bulk carriers on order for delivery between 1999 and 2000.
Assuming no other purchases or sales, the Group expects to have a fleet of eighteen VLCCs (totaling 5.3 million dwt) and twelve dry bulk carriers (totaling 1.1 million dwt) by December 31, 2000. These 30 vessels are sometimes referred to herein as the Group's vessels on a "pro forma basis."

         In addition, the Company has acquired options to purchase following their respective deliveries from their builders seven VLCCs ordered by the Company's parent, Golden Ocean Limited. These vessels have scheduled delivery dates between 2000 and 2001.

         The Company and its vessel-owning subsidiaries and Joint Ventures, which together constitute the Group's operating companies and their respective holding companies, are Liberian corporations.

Ownership and Management of the Company Generally

         The Company is currently a wholly owned subsidiary of Golden Ocean Limited ("GOL"), a closely-held Liberian holding company. However, 200,000 warrants (the "Investor
Warrants"), each to purchase one common share of the Company, no par value (the "Common Shares"), were issued to qualified investors on August 27, 1997 and September 11,
1997 pursuant to a private placement (the "Offering") of securities by the Company. Warrants to purchase an additional 120,000 Common Shares of the Company (the
"Placement Warrants") were issued to Sutro & Co.
Incorporated and Libra Investments, Inc., the placement agents in connection with the Offering (the "Placement
Agents"). On a fully diluted basis, assuming the exercise of all Warrants, GOL owns 92% of the Company's outstanding
Common Shares, investors own 5% of the Common Shares outstanding and the Placement Agents own 3% of the Common
Shares outstanding.

Business

         The Group currently derives substantially all of its operating revenues from long-term charters to well-known third party charterers, including Kawasaki Kisen
Kaisha, Ltd. ("K Line") (part of the Kawasaki group and one of the five major Japanese ship owners and operators), Bocimar N.V. ("Bocimar") (a subsidiary of CMB n.v., one of the largest fleet operators in Europe) and Argent Shipping
Corporation ("Argent") (an affiliate of Navix Corporation and one of the five major Japanese ship owners and operators). The Group's top three charterers accounted for over 68% of its net operating revenues in 1998, over 75% of its net operating revenues in 1997 and over 66% of its revenues in 1996. In addition, the Group has contracted to long-term charter one of its ordered dry bulk carriers to South African Maritime Corporation Limited ("Safmarine") (a part of the Safren group and the national carrier of South
Africa).  Currently, five of the Group's seven existing
VLCCs and ten of its twelve dry bulk carriers on a pro forma basis are on long-term charters to such entities and others with durations of at least two years. Thirteen of such charters expire after the year 2001. In addition, one existing VLCC and one existing dry bulk carrier are on short-term charter and one VLCC is trading on the voyage charter market.

         As of December 31, 1998, the Group has newbuilding orders for VLCCs aggregating 3.9 million dwt, representing approximately 15% of total VLCC tonnage on order worldwide.

         As of December 31, 1998, the average age of the Group's existing dry bulk fleet was 1.3 years (by dwt) whereas the estimated average age of the world's dry bulk fleet was 13.0 years (by dwt), and the average age of the Group's existing VLCC fleet was 2.2 years (by dwt) whereas the estimated average age of the world's VLCC fleet was
13.1 years (by dwt).

         Generally, the Group has financed the construction or purchase of its newly-built dry bulk carriers by arranging long-term charters on or about the time of the placing of the order for such vessels. The charters for such vessels are primarily period (time or bareboat) charters with terms of seven to fifteen years and have terms designed to ensure that the related debt service is met. The Group also finances up to 95% of the initial cost of its VLCCs with secured borrowings at rates the Group considers attractive. Downpayments on new vessels have been typically funded through capital contributions, investments through joint ventures with third parties, unsecured borrowings or surplus cash flow from the existing fleet.

         The Group has subcontracted technical management and certain commercial management responsibilities for its time-chartered VLCCs to TSM International, Ltd. ("TSM") and
Thome Ship Management Pte Ltd, ("Thome") both of which are independent ship management companies.

The Group's Vessels

         Set forth below is certain summary information concerning the Group's vessels:

                                                        Dry Bulk Carriers
                                                                                                  Outstanding    Currency
                                                                   Expiration(1)                  Debt as of     of
Vessel Name/            Year of                           Charter  of                             December 31,   Charter
Hull No.        Dwt     Delivery  Builder     Charterer   Type     Charter         Ownership(2)   1998(4)        Revenue
Golden Poterne  150,000 1996      NKK         NYK         Time     2000            100% (S/L)     Yen4.05        $

Channel         170,000 1996      NKK         Cosco(3)    Bareboat 2011            100%           Yen4.23        $
  Alliance                                    NCSC        Time     1999(+1)


Channel         170,000 1997      NKK         Cosco(3)    Bareboat 2012            100%           Yen4.27        $
  Navigator                                   Bocimar     Time     2001(+1)

Channel Poterne 170,000 1997      NKK         Bocimar     Time     2012            100% (S/L)     Yen3.89        Yen & $
Golden Daisy    46,920  1998      Oshima      Safmarine   Time     2010             50% (JV)      Yen2.26        Yen & $
Golden Rose     46,920  1998      Oshima      Safmarine   Time     2010             50% (JV)      Yen2.28        Yen & $
Golden Protea   45,000  1998      Tsuneishi   Safmarine   Time     2010            100% (S/L)     Yen2.31        Yen & $
Golden Aloe     45,000  1998      Tsuneishi   Safmarine   Time     2010            100% (S/L)     Yen2.31        Yen & $
Cos Hero        45,000  1999      Tsuneishi   Cosco       Bareboat 2014            100%           Yen2.47        Yen
Golden Disa     75,200  1999      Hitachi     Safmarine   Time     2011            100% (S/L)     Yen2.87        Yen & $
    Subtotal    964,040
Ordered:
Golden Nerina   75,200  1999      Hitachi     Safmarine   Time     2011            100% (S/L)     Yen2.87        Yen & $
Hull No. 6288   75,200  2000      Hitachi           -           -  -               100%           -              -
    Subtotal    150400
Total           1,114,440
                =========

__________________

(1)      The number in parentheses sets forth the number of years by which the charterer may opt to extend the charter.

(2)      Abbreviations in this column have the following meanings: "100%" means the vessel is owned by a wholly-owned subsidiary of the Company; "100%(S/L)" means the vessel is bareboat chartered and controlled by a wholly-owned subsidiary pursuant to a sale/leaseback transaction with a financial institution; "50%(JV)" means the vessel is owned by a Joint Venture of which the Company owns 50% of the voting stock and an outside investor owns the other 50%.

(3)      The Channel Alliance and Channel Navigator have been bareboat chartered by wholly-owned subsidiaries of the Company to
         Cosco (Singapore) Pte. Ltd. ("Cosco"), which has bareboat chartered both vessels back to another wholly-owned subsidiary of the Company for additional charterhire above what Cosco pays to the vessel-owning subsidiaries.  Such wholly owned subsidiary, in turn, has chartered the Channel Alliance to National Coal Supply Company ("NCSC") and the Channel
         Navigator to Bocimar.

(4)      Yen in billions; Dollars in millions.  The outstanding debt for ordered vessels relates to loan facilities that will be drawn down during the construction of the vessels.

                                                              VLCCs
                                                                                                  Outstanding    Currency
                                                                   Expiration(1)                  Debt as of     of
Vessel Name/            Year of                           Charter  of                             December 31,   Charter
Hull No.        Dwt     Delivery  Builder     Charterer   Type     Charter         Ownership(2)   1998(4)        Revenue
Delivered:
Golden          280,000 1995      Hitachi          -      Voyage   -                 50%(JV)      Yen 2.78       $
   Fountain                                                                                       $30.05
Golden Stream   260,000 1995      Hitachi     K Line      Time     2002(+3)         100%          $62.92         $
Navix Astral    260,000 1996      Hitachi     Argent      Bareboat 2011             100%          Yen 6.87       Yen
New Vanguard    298,500 1998      Hitachi     Ming Wah    Bareboat 2008             100%          $68.14         $
New Vista       298,500 1998      Hitachi     Ming Wah    Bareboat 2008            54.6%          $71.44         $
Golden Victory  298,500 1999      Hitachi     NYK         Time     2006              54%          $59.92         $
New Circassia   305,000 1999      Mitsubishi  Ming Wah    Bareboat 2000              50%(JV)      Yen 8.37       $
     Subtotal   2,000,500
Ordered:
Pacific Lagoon  305,000 1999      Mitsubishi  -           -        -                 50%(JV)(3)   Yen 8.37       -
Hull 5788       298,500 1999      Hitachi     -           -        -                100%          -              -
Hull 5888       298,500 1999      Hitachi     -           -        -                100%          -              -
Hull 5988       298,500 1999      Hitachi     -           -        -                100%          -              -
Hull 1618       300,000 1999      Kawasaki    -           -        -                100%          -              -
Hull 1628       300,000 1999      Kawasaki    -           -        -                100%          -              -
Hull 1638       300,000 2000      Kawasaki    -           -        -                100%          -              -
Hull 1668       300,000 2000      Kawasaki    -           -        -                100%          -              -
Hull 6378       298,500 2000      Hitachi     -           -        -                100%          -              -
Hull 6388       298,500 2000      Hitachi     -           -        -                100%          -              -
Hull 6398       298,500 2000      Hitachi     -           -        -                100%          -              -
     Subtotal   3,296,000
Total           5,296,500
                =========

_______________

(1)      The number in parentheses sets forth the number of years by which the charterer may opt to extend the charter.

(2)      Abbreviations in this column have the following meanings: "100%" means the vessel is owned by a wholly-owned subsidiary of the Company; "54.6%" means the vessel is owned by a subsidiary of which the Company owns 54.6% of the capital stock and an outside investor owns the other 45.4%; "54%" means the vessel is owned by a subsidiary of which the Company owns
         54% and the outside investors own the other 46%; "50%(JV)" means the vessel is owned by a Joint Venture of which the
         Company owns 50% of voting stock and an outside investor owns the other 50%.

(3)      Although this vessel is owned by an indirect wholly owned subsidiary of the Company, the Company has entered into an agreement to assign 50% of its beneficial ownership in one of its intervening subsidiaries in the chain of ownership thereof to a third party investor.  Consequently, the vessel is treated as owned by a Joint Venture of which the Company owns 50% of the voting stock and such investor owns the other 50%.

(4)      Yen in billions; Dollars in millions.  The outstanding debt for ordered vessels relates to loan facilities that will be drawn down upon delivery of the vessels.

         The Group has one of the youngest fleets of any significant VLCC or dry bulk carrier owner in the world. As of December 31, 1998, the average age of the Group's existing dry bulk fleet was 1.3 years (by dwt) whereas the estimated average age of the world's dry bulk fleet was 13.0 years (by dwt), and the average age of the Group's existing VLCC fleet was 2.2 years (by dwt) whereas the estimated average age of the world's VLCC fleet was 13.1 years (by dwt).

         The Group's vessels on a pro forma basis total approximately 6.4 million dwt. The Group currently owns, operates or has on order twelve dry bulk carriers totaling approximately 1.1 million dwt.

         The Group currently owns or has on order a total of eighteen VLCCs. One of the Group's delivered VLCCs is trading on the voyage charter market and was purchased in a Joint Venture with a prominent third party. Five other delivered VLCCs are on long-term charter to prominent third parties, and are owned by subsidiaries of the Company. One VLCC is on a one year bareboat charter and is owned by a Joint Venture. The Group has ordered from Japanese shipyards a further eleven double hull VLCC newbuildings, each of which is being purchased through a separate subsidiary or Joint Venture.

Operations

         All of the Group's vessels are registered in Panama, which is a jurisdiction commonly accepted for vessel registry by international shipping lenders, including the trading houses and commercial lenders with which the Company deals. In addition, the Group's dry bulk carriers are entered into the Philippine "bareboat registry" pursuant to an agreement between Panama and the Philippines which enables the vessels to carry the Philippine flag while maintaining their Panamanian registry for ownership and mortgage purposes. Panamanian registry enables the secured lenders for the Group's vessels to have Panamanian mortgages, which are recognized in major maritime jurisdictions for security purposes, while carriage of the Philippine flag allows the vessels to have Philippine officers and crews.

         All of the Group's vessels are classed with American
Bureau of Shipping, Lloyds Register of Shipping, Det Norske
Veritas, Bureau Veritas or another member of the International
Association of Classification Societies.

         Upon delivery to the relevant vessel-owning subsidiary or Joint Venture from the shipyard, a chartered vessel is then "delivered" to its charterer. A time charterer generally has the right to control the trading of the vessel for the period of the charter, and will instruct the master (captain) of the vessel to load cargoes permitted under the charter in certain ports and to discharge them in other ports. If the time charterer does not require the vessel to carry the time charterer's own cargo, the time charterer may subcharter the vessel on either a time charter or voyage charter basis to a third party. In either case, the vessel-owning subsidiary or Joint Venture will be responsible for the maintenance of the vessel and the supply of the officers and crew. By contrast, in a bareboat charter, the bareboat charterer will be responsible for all aspects of the operation and maintenance of the vessel.

         As is common in the international dry bulk carrier and oil tanker industries, the Group's vessels are subject to commercial and technical management arrangements with vessel managers and operators, who, in turn, contract with independent crewing agents.

Charters

         Generally, the Group has financed the construction or purchase of its newly-built dry bulk carriers by arranging long-term charters on or about the time of the placing of the order for such vessels. The charters for such vessels are time or bareboat charters, most of which grant the relevant charterer the right to subcharter the vessel to third parties.

         The Group currently derives substantially all of its operating revenues from long-term charters to well-known third party charterers, including K Line, Bocimar and Argent. The Group's top three customers accounted for over 68% of its net operating revenues in 1998, over 75% of its net operating revenues in 1997 and over 66% of its net operating revenues in 1996. The Group has contracted to charter one of its ordered dry bulk carriers to Safmarine (part of the Safren Group and the national carrier of South Africa) under long-term time charters.

         Currently, ten of the Group's ten dry bulk carriers and five of its eighteen VLCCs on a pro forma basis are under long-term charters with durations of at least two years to such entities and others. Special features of certain charters include the following:

         - Purchase Options. The long-term charters for eight of the Group's dry bulk carriers and three of its VLCCs contain purchase options granting the charterer the right to purchase the vessel from the relevant subsidiary or Joint Venture at predetermined prices at a certain time. The prices are set at levels which are in excess of the scheduled vessel-related debt at the time the option would be exercised. Typically, the option may be exercised at any time after the end of the seventh year of the charter. Options under eight of the charters are not exercisable until after the maturity date of the Notes.

         - Profit Sharing Upon Sale. The charters for five of the Group's vessels-Channel Alliance, Channel Poterne, Cos Hero, New Vanguard and New Vista provide that upon a sale of the vessel, the charterer will share in the profits gained from such sale. Specifically, these profit sharing arrangements provide that: (i) in the case of the Channel Alliance, the vessel may only be sold if the profit from the sale will exceed $1.0 million, and the charterer is entitled to 50% of the profit realized on any such qualifying sale; (ii) in the case of the Channel Poterne, the charterer is entitled to receive 50% of the profit from the sale of the vessel; (iii) in the case of the Cos Hero, the vessel may only be sold if the profit from the sale will exceed $3.0 million, and the charterer is entitled to 50% of the profit realized on any such qualifying sale; (iv) in the cases of the New Vanguard and New Vista the charterer is entitled to 40% of the profit from the sale of the vessel.

- Profit and Loss Sharing Upon Subcharter. The charters for five of the Group's vessels, Channel Poterne, New Vanguard, New Vista, Golden Victory and New Circassia provide for sharing of profits or losses upon the subcharter of the vessel by the charterer. Specifically, these profit or loss sharing arrangements provide that: (i) in the case of the Channel Poterne, the Group is entitled to receive 40% of the profits from a subcharter of the vessel and must reimburse the charterer 50% of the amount by which charterhire paid by the charterer exceeds charterhire paid under any subcharter;
              (ii) in the cases of the New Vanguard and New Vista, the Group is entitled to receive 50% of the profits of the charterers subcharters of the vessels; (iii) in the case of the Golden Victory the Group is entitled to 50% of the difference between the charterhire and an average market rate determined by the London Tanker Broker Panel;
              (iv) in the case of the New Circassia the Group is entitled to 40% of any surplus of average subcharter hire exceeding $28,250 per day and must contribute 50% of any deficit of average subcharter hire below $25,000 per day up to a maximum of $1,250 per day.

         - Currency of Charterhire. The payment schedule under the various bareboat and time charters varies between payment in Yen, Dollars or a combination of the two with the currency of payment generally keyed to the currency of the financing on the vessel. See "Business- Current Financing Arrangements" and "Management Discussion and Analysis of Financial Condition and Results of Operations-Currency Exchange Rates." The bareboat charters of the Navix Astral, Channel Alliance, Channel Navigator and the Cos Hero require payment in Yen. The bareboat charters of the New Vanguard, New Vista and New Circassia require payments in Dollars. Seven of the time charters require payment in both Yen and Dollars, while five of the time charters require payment solely in Dollars.

Current Financing Arrangements

         Set forth below is a summary of the general terms and conditions of the various financing arrangements pursuant to which the Group, the subsidiaries and the Joint Ventures have borrowed, or are expected to borrow, money to finance the construction of vessels. Each financing arrangement was negotiated on an arms-length basis with third party lenders that are not affiliates of the Group or the Placement Agents. This summary is not a complete description of the terms and conditions of such financing arrangements set forth in the agreements, instruments and documents executed in connection therewith.

         Predelivery Financing

         With respect to certain of its vessels, the Group has financed stage payments due to the shipyard during construction of the vessel with predelivery loans. These predelivery loans typically mature upon delivery of the relevant vessel. The Group has repaid these loans with proceeds from either (i) separate loans which are drawn down at the time of delivery of the vessel or (ii) the sale of the relevant vessel to a third party under a sale/leaseback arrangement.

         Permanent Financing

         General. With six exceptions involving sale/leaseback arrangements discussed below, the construction of the Group's vessels is generally financed by secured term loans made to a subsidiary or Joint Venture (each a "Borrower") by third party lenders (each a "Lender"). The Lenders are either affiliates of

Japanese trading houses and shipyards, or independent international commercial lenders active in vessel finance. The loans are denominated in either Yen or Dollars or a combination thereof. The loans are guaranteed by the Company or a wholly-owned subsidiary of the Company (the "Parent Guarantor"). During 1998, the Borrowers paid an aggregate of approximately
$14.5 million in interest and approximately $34.1 million in principal in respect of these loans. With respect to eleven of the Group's vessels on a pro forma basis, long-term financing has not yet been finalized. The Company expects that such long-term financing for these vessels will be obtained on similar terms to that obtained for its existing vessels.

         Maturity. Most of the loans are for terms of between seven and fifteen years, at which time the then outstanding principal amount of a loan, if any, together with all accrued but unpaid interest thereon, becomes due and payable.

         Principal Amount; Amortization. Each loan is in a principal amount of up to 95% of the purchase price of the relevant vessel. In most cases, such principal amount is amortized in part on either a monthly or quarterly basis over the term of the loan. Many of the loans require a balloon payment ranging from 10% to 35% of the principal amount of the Loan, which is due upon maturity. On December 31, 1998, the aggregate outstanding principal amount of such loans made to the Borrowers was $347.6 million exclusive of capital leases.

         Interest. The loans bear interest at floating rates in the range of Yen or Dollar LIBOR plus 1.125% to 1.75%, payable either monthly or quarterly in arrears, except for $60.9 million of debt which bears interest at a fixed rate of 3.66% per annum and $27.4 million of debt which bears interest at a fixed rate of 3.20% per annum.

         Prepayments. Several loans provide for a customary prepayment premium payable to the Lender upon the prepayment in full of the outstanding principal amount of a loan, whether as a result of a total loss of the vessel, a sale of the vessel or otherwise.

         Profits on Sale. Certain loans require that the Borrower pay the Lender a certain percentage (e.g., 1-1/2%) of the sale price or a certain percentage (e.g., 33-1/3%) of the profit realized by the Borrower upon the sale of the vessel.

         Fees and Expenses. The loans include customary provisions for reimbursement of costs and expenses incurred by the Lenders in connection with the administration and enforcement of the loans, including reimbursement for increased costs. In addition, certain of the loans provide for commissions to the

Lender, calculated as a percentage of the loan and payable at certain times prior to maturity of the loan.

         Security. The collateral securing each loan consists of a combination of, among other things, a first preferred ship mortgage over the relevant vessel, an assignment of the charter (if any) related to such vessel, an assignment of earnings and insurances with respect to the vessel, a charge (i.e., a security interest) over the Borrower's funds, an assignment of the shipbuilding contract and a pledge of shares of the vessel owning subsidiary or Joint Venture by the Parent Guarantor or Parent Guarantors. In addition, certain loans are cross-collateralized, such that a loan for one vessel is secured by a mortgage on, and an assignment of the earnings under the charter of, another vessel. In each such case, the loans which are cross-collateralized were extended by the same Lender or affiliates of the same Lender.

         Events of Default. The loans may be accelerated by the Lenders upon the occurrence of customary events of default, such as, among other things, default in the payment of amounts due to the Lenders and the bankruptcy of the Borrower or Parent Guarantor. The loans also contain cross-default provisions upon, among other things, the acceleration or imminent acceleration of any debt of a Borrower or Parent Guarantor.

         Sale/Leasebacks

         Six of the Group's vessels have been financed through sale/leaseback transactions pursuant to which the vessel-owning subsidiary has sold a vessel to an unaffiliated third party and bareboat chartered the vessel back from such third party. Upon the expiration of each bareboat charter, the relevant vessel-owning subsidiary is obligated to purchase the vessel at a predetermined price. These sale/leaseback arrangements are subject to similar conditions and prohibitions applicable to the loans.

Joint Ventures

         Two of the Group's dry bulk carriers and three of the Group's VLCCs are owned by Joint Ventures. The outstanding voting shares of each of the Joint Ventures are held 50% by the Company and 50% by outside investors which include shipowners, charterers, operators and financial investors, all of which have substantial experience in the shipping industry. Typically, the third party investors have contributed all or a significant portion of the down payment on a particular Joint Venture's vessel through shareholder loans. The Company, for its part, has contributed the remainder of the down payment, if any, relating to the vessels, and has assumed responsibility for obtaining financing for the vessels. In addition, the Company has agreed to pay other expenses relating to each vessel, including fees and commissions associated with the financing or management of the vessel. Generally, the Company has also agreed to guarantee the Joint Venture's obligations to the relevant Lender and, in certain cases, the return on the third party investors' investments in the Joint Venture.

Management of Vessels

         Commercial management functions include insuring compliance with the relevant charters, prosecuting or defending claims in connection with the charters, maintaining all books and accounting records pertaining to the relevant vessel and providing other general corporate management services. Technical management responsibilities include physical maintenance of the vessel, supplying officers and crews, arranging for provisions of deck, cabin and engine stores, arranging insurance for the vessel, informing the relevant vessel owning company of scheduled maintenance, inspecting the vessel and performing other normal vessel services.

         The Group transferred all of the commercial and technical management functions for its dry bulk carriers to its subsidiary, Golden Ocean Services Inc (the "Manager") in late 1997. The Company uses the services of affiliated agents in Hong Kong, Vancouver and Shanghai and unaffiliated agents in other locations on an "as needed" arms-length basis to perform certain of the duties of the Manager.

         The Group has subcontracted technical management and certain commercial management responsibilities for its time-chartered VLCCs to TSM and Thome, both of which are independent ship management companies.

Competition

         The Group obtains employment for its vessels in a highly competitive market, and competes in such market against many companies operating larger fleets and with greater capital resources and liquidity. Seaborne transportation services are provided mainly by independent ship-owned fleets and proprietary fleets of commodity producers. Competition for tonnage can be intense and depends on price, location, size, age and condition of a particular vessel and the acceptability of its operators to the charterers. The Group believes that no ocean shipping entity exerts substantial influence in the international shipping markets, although the possibility exists for an owner or pool of owners with a substantial number of vessels suitable for a particular market to have an effect upon rates in that market.

Industry Conditions: the International Tanker and Dry Bulk
Markets

         VLCCs

         The Company believes that current conditions in the international tanker market may result in a decrease in the supply of VLCCs in future periods. Any such decrease could contribute to higher charterhire rates for VLCCs. Moreover, the average per day earnings of a VLCC with respect to the transport of oil cargo between the Arabian Gulf and Far East (i.e., Singapore) ports increased approximately 284% between June 1994 and December 1998 to $33,439 per day. However, since charterhire rates are affected by numerous variables such as demand for seaborne crude oil imports and the total size of the VLCC fleet, most of which are outside the Group's control, the Group cannot offer any assurance as to charterhire rates in any period. In fact, charter rates during the first four months of 1999 have fallen substantially.

         The following factors may contribute to a decrease in VLCC supply:

         Aging Fleet. As of December 31, 1998, the worldwide VLCC fleet consisted of approximately 431 vessels (124.5 million dwt) with an average age of approximately 13.1 years. By the year 2002, approximately 43% of the world's existing fleet by dwt will be at least 23 years old, which was the average scrapping age for VLCCs in 1996-1998.

         Scrapping. During the four-year period from 1992 to 1995, the average scrapping age of VLCCs was 20 years. From 1996-1998 the average scrapping age for VLCCs was 23 years. In 1998 the average scrapping age for VLCCs was 23 years. In 1997, freight rates increased significantly which resulted in relatively lower scrapping. In 1998 the fall in spot market rates and the preference of charterers for modern tonnage resulted in increased scrapping. As of December 31, 1998, 91% of the VLCCs built in 1973 had been scrapped. There is no assurance that scrapping rates will be maintained or that the capacity for construction of VLCCs will not equal or exceed the capacity of the scrapped VLCCs.

         VLCC Orderbook. As of December 31, 1998, to the Group's knowledge, there were orders for the construction of 84 new VLCCs aggregating 24.5 million dwt. This represents 20% (by dwt) of the VLCC fleet as of December 31, 1998. There is no assurance that orders for new VLCCs will not increase or that new or refurbished VLCCs will not commence operations sooner than anticipated, either of which could offset factors that might otherwise contribute to a decline in VLCC supply.

         Regulation. Prior to 1991, almost all VLCCs were built with a single hull. Pursuant to International Maritime Organization (the "IMO") regulations, all tankers ordered after July 6, 1993 have had to be of double hull construction. Furthermore, once single hull tankers reach the 25th anniversary from the date of their delivery they are required by the IMO to have wing tanks or double bottom spaces (not used for the carriage of oil) covering 30% of the sides or bottom of the hull or, alternatively, other structural or operational protections (such as operation in hydrostatic balance). Upon their 30th anniversary, they must be retrofitted with a double hull. These regulations, which may introduce significant costs or reduce cargo capacity, could serve to restrict the economic life of single hull VLCCs.

         Dry Bulk Carriers

         The Company considers the stability provided by long-term chartering of its dry bulk carriers to be a particularly important component of its business. Charter rates for dry bulk carriers have experienced short-term fluctuations in recent years. Long-term chartering of the Group's dry bulk carriers to prominent third parties has, in the Company's opinion, reduced its vulnerability to short-term market fluctuations in that portion of its business.

         Dry bulk carriers are generally used to transport major bulk cargoes which consist of iron ore, coal and grain and minor bulk cargoes such as bauxite, phosphate and sugar. Demand for dry bulk carriers is dependent on a number of factors including world and regional economic and political conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures and other diversions of trade. These factors cause the demand for dry bulk cargoes, and consequently the demand for dry bulk carriers, to fluctuate.

         Charter rates for dry bulk carriers were severely depressed in the mid- to late-1980's as a result of an oversupply of dry bulk carriers and general market fluctuations. With the gradual absorption of the oversupply of dry bulk carriers and an improving economy, charter rates recovered slightly in the early 1990's, but then declined significantly between the fourth quarter of 1995 and the third quarter of 1996. In the fourth quarter of 1996, charter rates generally improved as a result of a strong global economy and high dry bulk carrier scrapping rates in the middle of the year. Between the first quarter of 1997 and the fourth quarter of 1997, rates generally decreased but rates for Capesize dry bulk carriers increased. During 1998, rates for all classes of dry bulk carrier decreased due to effects of the Asian crisis and a slowdown in world trade.

         As of January 1998, the worldwide dry bulk carrier fleet totaled approximately 5,380 vessels or 265.1 million dwt.
Ownership of the worldwide fleet is highly fragmented with no private owner or owning group owning more than approximately 2% of the world's dry bulk carrier fleet by dwt.

         The average age of the current worldwide dry bulk carrier fleet as of December 31, 1997 was 13.0 years (by dwt). Newbuilding tonnage on order as of January 1998, was 23.2 million dwt, which constitutes approximately 9% of the world's existing fleet by dwt. Approximately 64% of this newbuilding tonnage is scheduled for delivery in 1999.

         There can be no assurance that industry conditions for either VLCCs or dry bulk carriers outlined above will continue, and there is no assurance that the Group will be able to secure long-term charters for unchartered vessels, or additional long-term charters for its chartered vessels when current charters expire. Similarly, there is no assurance that a reduction in VLCC supply will occur or that any such reduction will have an effect on charterhire rates, or that there will be a demand for the period charter of newbuilding VLCCs when the Group's newbuilding VLCCs are delivered. The foregoing is not a complete summary of industry conditions and is qualified in its entirety.

Regulation

         General

         The ownership and operation of the Group's vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the Group's vessels may operate, as well as in their country of registration and flag (Panama and the Philippines). Because such conventions, laws and regulations are often revised, the Company cannot predict the ultimate cost of complying with such requirements, or the impact of such requirements, on the resale value or useful life of the Group's vessels.

         The Group is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. The Group believes that it has or can readily obtain all permits, licenses and certificates currently required to permit its vessels to operate.

         International Environmental Regulation

         Outside the United States, many countries have ratified and follow the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, (the "CLC"). Under the CLC, a vessel's registered owner is strictly liable for pollution damage on the territorial waters of a contracting state caused by the discharge of persistent oil, subject to certain complete defenses. Liability is limited to approximately $180 per gross registered ton or approximately $21.3 million, whichever is less. Recently, the 1992 Protocol to the CLC was enacted by a sufficient number of countries to bring that Protocol into effect. The 1992 Protocol raised the limit on liability of a ship owner to approximately $87.2 million and this greater limit will apply on territorial waters of each country that has adopted this specific Protocol of the CLC. The exact amount of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited where the spill is caused by the owner's actual fault or privity and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         Shipowners and operators are also subject to IMO regulations which set forth vessel design and inspection requirements for pollution prevention applicable to oil tankers. The regulations state, in part, that (i) tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years or older must be of double hull construction or mid-deck design with double side construction, and (iii) existing tankers will be subject to enhanced inspections. Some classification societies, the certificates of which evidence compliance with the IMO regulations, may implement these enhanced inspection requirements prior to the effective date of such regulations. In addition, under the IMO regulations, tankers that (i) are the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commence a major conversion or have their keel laid on or after January 6, 1994, or (iii) complete a major conversion or are a newbuilding delivered on or after July 6, 1996, must be of double hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution. The Group believes that all of its vessels comply with IMO regulations relating to design and construction of tankers.

         The operation of the Group's vessels is also affected by the IMO's newly adopted ISM Code, which requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to denial of entry to or detention in ports and increased liability and may lead to decreases in available insurance coverage for affected vessels. Golden Ocean Services (UK) Limited, a wholly-owned subsidiary of the Company, with responsibility for technical and commercial management of the Group's fleet, is fully accredited under the ISM Code and the Group's vessels are in compliance with the ISM Code.

         The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil tankers. Because patterns of world crude oil trade are not constant, the Company's vessels may load cargoes in any areas of the world for delivery to other areas. In the Group's opinion, trading of the vessels in such areas will not expose the vessels to regulations more stringent than those of the United States and the IMO. However, additional laws and regulations may be adopted which could limit the use of oil tankers such as the Group's VLCCs in oil producing and refining regions.

         United States Environmental Regulation

         OPA applies to all owners, operators and bareboat charterers of vessels that trade to the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the 200-nautical mile exclusive economic zone of the United States.
Under OPA, Responsible Parties (as defined therein) are strictly liable on a joint and several basis for discharges of oil (unless the discharge results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment, clean-up costs and damages arising from actual and threatened discharges of oil pertaining to their vessels in the 200-mile exclusive economic zone of the United States. Damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA limits the strict liability of Responsible Parties to the greater of $1,200 per gross ton or $10 million per tanker and $600 per gross ton per dry bulk carrier. However, these limits do not apply if the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or gross negligence or willful misconduct by the Responsible Party or that of a person in a contractual relationship with the Responsible Party, or if the Responsible Party failed or refused to report the incident or to cooperate and assist in connection with oil removal activities.

         CERCLA and most U.S. state environmental statutes impose unlimited liability for discharges of hazardous substances. In addition, OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

         Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be phased out by the year 2015. In addition, OPA specifies vessel manning, equipment and other construction requirements that are in various stages of development by the USCG applicable to new and to existing vessels. The Company's tankers are in compliance with the double-hull requirements of OPA.

         OPA also requires that all shipowners must demonstrate financial ability to pay for the cleanup costs and damages caused by an oil spill in US waters. Pursuant to regulations promulgated by the USCG, evidence of financial responsibility equal to the aggregate of OPA's strict liability limit of $1,200 per gross ton and $300 per gross ton for potential liability for discharges of hazardous substances pursuant to CERCLA, may be demonstrated by a guaranty in the form of acceptable insurance, surety bond, self-insurance or other means approved by the USCG. Evidence of financial responsibility is submitted to the USCG which issues to the vessel owner or operator a Certificate of Financial Responsibility ("COFR") as proof of compliance with this requirement. Failure to obtain a COFR and/or maintain such

COFR on board the vessel may result in detention or seizure of the vessel and a fine. Claimants may bring suit directly against an insurer, surety or other party that furnishes the guaranty.
In the event that such insurer, surety or other party is sued directly, it is limited to asserting the following defenses:
(i) the defense that the incident was caused by the willful misconduct of the responsible party; (ii) the defenses available to the Responsible Party under OPA or CERCLA; (iii) the defense that the claim exceeds the amount of the guaranty; (iv) the defense that the claim exceeds the property amount of the guaranty based on the gross tonnage of the vessel; and (v) the defense that the claim has not been made under either OPA or CERCLA. The Company believes that all of the Group's vessels that call within United States waters comply with these USCG requirements.

         Owners or operators of tankers operating in United States waters must file vessel response plans with the USCG, and their tankers must operate in compliance with USCG approved plans. Such response plans must, among other things:
(i) identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge or to a substantial threat of a worst case discharge of oil or a hazardous substance;
(ii) describe crew training and drills; and (iii) identify a qualified individual with full authority to implement removal actions. The Company believes that all of the Group's vessels that call within United States waters comply with these USCG requirements.

         Additional laws and regulations, environmental or otherwise, may be adopted which could limit the ability of the Group to do business or increase the cost of its doing business and which may have a material adverse effect on the operations of the Group. It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Insurance

         General

         There are a number of risks associated with the operation of vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes and off-hire period. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

         Hull and Machinery Insurance

         The Group has obtained marine hull and machinery and war insurance which includes the risk of actual and constructive total loss, for each of its vessels, with deductibles ranging from $100,000 to $250,000 per vessel per incident. The Group maintains loss of hire insurance to cover loss of charter income resulting from accidents or breakdowns to the vessels (which may also be covered under the vessels' hull and machinery insurances). Although loss of hire insurance covers as much as 90 days lost charter income, the Group has to bear the first 14 days loss, consistent with industry practice.

         Protection and Indemnity Insurance

         Protection and indemnity insurance indemnifies the Group for legal liabilities incurred while operating vessels, as defined in the P&I Association's rules. This includes the legal liability and other related expenses of injury or death of crew and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The coverage in a mutual assurance association is generally limited at approximately $20 billion with exception of oil pollution liability, which is limited to $500 million per vessel per accident. Commencing February 20, 1998, the International Group of P&I Clubs ("International Group") have agreed to lower a Club's aggregate liability to approximately $4.5 billion.

         Each of the vessels currently in the Group's fleet is entered in a P&I Association belonging to the International Group. As a member of a P&I Association, the Group is subject to calls payable to the association as premium based on its claim record as well as the claim record of all other members of its P&I Association and supplementary calls payable to the P&I Association in the event initial calls do not cover losses.

         Excess Oil Pollution Insurance

         In addition to the $500 million oil pollution insurance provided through the P&I Associations, the Group has purchased $200 million of excess coverage for its operated VLCCs, for liabilities arising from oil pollution for total coverage of $700 million per tanker per incident.

ITEM 2 - DESCRIPTION OF PROPERTY

         Other than its interests in the Vessels, the Company through wholly-owned subsidiaries leases offices in London and Hong Kong. The London office comprises 3,381 square feet and is leased for a term of 10 years at the rate of 6.65 pounds sterling per square foot per annum from an unaffiliated third party. The Tokyo office comprises approximately 3,000 square feet, is owned by Golden Ocean Enterprises Inc., an affiliated agent of the Company based in Tokyo, and is leased at an arm's length commercial rate.

ITEM 3 - LEGAL PROCEEDINGS

         The Group is party, as plaintiff or defendant, to various personal injury and property casualty claims arising during the normal course of its operations. Such claims are covered by insurance, subject to customary deductibles. Management believes that such claims will not have a material adverse effect on the financial position and the results of operations, financial condition or liquidity of the Company.

ITEM 4 - CONTROL OF THE REGISTRANT

         The Company is currently a wholly owned subsidiary of GOL. The following table sets forth certain information as of December 31, 1998, concerning the ownership of the Company's outstanding Common Shares on a diluted basis, assuming the exercise of all outstanding Warrants to purchase Common Shares of the Company.

         Owner                         Number of     Percentage
                                       Common Shares Ownership

Golden Ocean Limited                   3,680,000     92%
Holders of Investor Warrants*          200,000       5%
Placement Agent**                      120,000       3%
    Total                              4,000,000     100%





____________________

* No single holder of Investor Warrants owns more than 3% of the Common Shares of Company on a fully diluted basis.

** By virtue of Placement Warrants and the discussion under "Item 9-Management's Discussion and Analysis of Financial
       Condition and Results of Operations" included elsewhere herein.

ITEM 5 - NATURE OF TRADING MARKET

         No active trading market within or outside the United States exists for the equity securities of the Company. The Company's equity securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

         The Company has registered pursuant to the Securities
Act an aggregate of $291,382,000 in principal amount at maturity of its 10% Senior Notes due 2001 (the "Notes").

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITY HOLDERS

         Not Applicable

ITEM 7 - TAXATION

         The Company is incorporated in the Republic of Liberia. The Company will not be subject to income taxation under the laws of the Republic of Liberia. There is no treaty relating to taxation between the Republic of Liberia and the United States.

ITEM 8 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following Selected Consolidated Financial Information of the Company should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements and notes thereto included elsewhere in this filing document. The selected historical financial data as of and for the years ended December 31, 1996, 1997 and 1998 have been derived from the audited Consolidated financial Statements for the three years ended December 31, 1998, that are included elsewhere in this Report on Form 20-F. The selected historical financial data as and for the years ended December 31, 1994 and 1995 have been derived from the audited Consolidated Financial Statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and audited Consolidated Financial Statements, including the notes thereto, included elsewhere in the Company.

                   GOLDEN OCEAN GROUP LIMITED
   SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

                 (Dollars and Dwt in thousands)

                                             Year ended December 31,
                                             _______________________
                                   1998     1997      1996     1995     1994
                                   ____     ____      ____     ____     ____
Income Statement Data:

Net operating revenues (1)     $ 49,856 $ 46,938  $ 33,589 $ 16,042 $     -
Share of net income (losses)
  of joint ventures             (2,636)    2,581   (2,795)    4,044    1,920
Interest on direct financing
  sub-lease                       1,665    2,197     2,311       -        -
                               _____________________________________________
Total operating revenues         48,885   51,716    33,105   20,086    1,920
Total operating expenses (2)     36,961   36,853    23,464   11,353    1,476
                               _____________________________________________
Net operating income             11,924   14,863     9,641    8,733      444
Foreign exchange gain (loss)   (32,281)   30,376    12,763   16,134       -
Interest income                   3,804      970        56       66       -
Interest expense                 52,363   24,139    14,177    7,121       -
Other income (expenses)           (173)      663       144    (338)       -
Profit share payment                 -   (6,243)        -        -        -
Gain on disposal of vessel           -     1,551        -        -        -
Loss on disposal of vessels     (1,283)  (8,331)        -        -        -
Loss on disposal of interest
  in joint venture                   -     (600)        -        -        -
Net income                    $(70,372)   $9,110    $8,427  $17,474   $  444
                              ==============================================


Balance Sheet Data (at end of period):

Cash and cash equivalents         8,487    6,419     2,975    3,894    4,068
Interests escrow
  (restricted cash)              28,747   38,071        -        -        -
Vessels and other
  property, net                 709,717  517,015   450,772  260,375   23,211
Investments in and advances
  to joint ventures              24,394   25,210    26,599   29,023   12,347
Total assets                    800,635  617,316   482,761  310,317   59,613
Total debt (3)                  715,186  471,931   348,280  191,352   15,914
Total shareholders' equity       54,826  125,239   116,129  107,862   43,043

Combined Group (Company/Joint Venture) Data(4):

Net operating revenues           66,589   59,140    54,228   59,471   39,124
EBITDA (5)                       49,194   43,126    39,285   42,521   27,244
Interest expense                 57,413   29,706    19,357   18,807    9,060
Capital expenditures            305,513  174,916   183,993  243,093   87,440
Total debt (3)                  841,493  564,169   478,498  350,926  201,891
Ratio of EBITDA to
  interest expense                0.86x    1.45x     2.03x    2.26x    3.01x


Other Company Data:

EBITDA (5)                      $37,696  $34,060   $24,005   $9,285   $(230)
Net cash provided by
  operating activities              899    9,508    20,704    7,182    2,693
Net cash used in
  investing activities          200,222  141,846   161,756  191,897   37,684
Net cash provided by
  financing activities          201,391  135,782   140,133  184,541   31,361
Capital expenditures (6)        273,536  169,375   163,263  183,985   37,725
Ratio of earnings to
  fixed charges (7)                   -    1.12x     1.28x    1.91x    1.02x
Ratio of EBITDA to
  interest expense                0.72x    1.41x     1.69x    1.30x        -

Fleet Operating Data (at end of period)(8):

Wholly owned vessels                 10        7         7        4        -
Vessels owned by Joint Ventures       3        1         2        2        4
                                ____________________________________________
Total Group Vessels                  13        8         9        6        4
Vessels with over one year
  remaining on period charters       11        7         8        6        4
Dwt of wholly owned vessels       1,867    1,330     1,137      557        -
Dwt of vessels owned by
  Joint Ventures                    374      280       430      430      270
                                ____________________________________________
Total dwt of Group  vessels       2,241    1,610     1,567      987      270
Average age of fleet                1.7      1.8       1.8      2.0      7.8
Average days off hire (9)           2.4      4.9       1.4      2.8      6.7

__________________________

(1) Net operating revenues equals charter income less broker's commissions.

(2) Total operating expenses in the years 1994 to 1997 include amounts paid to Golden Ocean Management Ltd., a related party, for vessel operations, plus actual costs of related administrative services. See "Business-Management of Vessels."

(3) Total debt includes secured loans, obligations under capital leases, other loans and amounts due to shareholder and, at December 31, 1997 and 1998, the Notes, but does not include, in the case of the Company, $56.6 million of indebtedness of the Joint Ventures at December 31, 1997 or $94.9 million at December 31, 1998 which is guaranteed by the Company.

(4)    The following table summarizes selected financial data of the Joint
Ventures:

Joint Venture Data:

Total operating revenues        $16,733  $12,202   $20,639  $43,429  $39,124
EBITDA (5)                       11,498    9,066    15,473   32,913   28,720
Foreign exchange gain (loss)    (8,498)    3,530     4,486    1,885       -
Interest expense                  5,050    5,567     5,180   11,686    9,060
Net income (loss)               (7,114)    2,570   (5,590)    8,088    3,840
Capital expenditures (6)         31,977    5,541    20,730   59,108   49,715
Total debt                      126,307   92,238   130,218  159,574  185,977
Total shareholders'
  and partners' equity          (4,673)    2,441     4,284   20,036   14,426
Dividends paid to Company             -        -     5,081        -    2,150
Ratio of EBITDA to
  interest expense                 2.3x     1.6x      3.0x     2.8x     3.2x

(5) EBITDA is defined as income before interest, income taxes, depreciation and amortization, gain (loss) on disposal of assets-net. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. EBITDA does not include non-cash foreign exchange gains or losses. In addition, EBITDA for the Company includes the Company's share of earnings of the Joint Ventures only to the extent of dividends actually recieved, but includes 100% of the Company's share of losses (excluding non-cash foreign exchange gains or losses) of the Joint Ventures which for the fiscal years ending December 31, 1998, 1997 and 1996 were zero, zero and $(4.9) million respectively. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income, as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(6) Capital expenditures include prices paid for vessels under construction and capitalized predelivery expenses.

(7) The ratio earnings to fixed charges is a negative number. Earnings would have needed to increase by $85,794,000 to achieve a ratio of 1:1.

       For purposes of this computation, earnings is defined as income (including the Company's share of net income (loss) of Joint Ventures) before fixed charges. Fixed charges are equal to interest expense (including capitalized interest) plus the Company's proportionate share of interest expense (including capitalized interest) of the Joint Ventures. The Notes are guaranteed by all of the subsidiaries and certain of the Joint Ventures of Golden Ocean Group Limited. Net assets of non-guarantor Joint Ventures at December 31, 1998 amounted to a deficit of $1,290,467 (1997 net assets of $1,929,187). Net income of non-guarantor Joint Ventures for the year ended December 31, 1998 was a loss of $3,219,653 (1997 net income of $1,389,882).
The Company has a 50% share in the non-guarantor Joint Ventures. Waivers of covenants in loan agreements were obtained to enable subsidiaries to guarantee the Company's obligations to Note holders and to pay dividends to the Company (see "Notes to Consolidated Financial Statements;" Note 15 and
Note 19).

       The following table reflects the computation of the historical earnings to fixed charges ratio:

                                           Year Ended December 31,

                                   1998     1997      1996     1995     1994

RATIO OF EARNINGS TO FIXED CHARGES  (All numbers in thousands of dollars)


EARNINGS

Net Income per statement of
  operations                    (70,374)   9,110     8,427   17,474      444
Interest Expenses                53,966   26,275    16,767   12,964    4,530
Earnings                        (16,408)  35,385    25,194   30,438    4,974

FIXED CHARGES

Interest expense-Company
Interest on long term debt       49,408   19,703    10,722    6,840        -
Interest on capital leases        2,955    4,436     3,455      281        -
Interest expense-Joint Ventures
  (company share)
Interest on long term debt        1,604    2,136     2,590    5,843    4,530

Total Interest expenses          53,967   26,275    16,767   12,964    4,530

Capitalized Interest
Company                          14,791    4,634     1,941    1,171      364
Joint Ventures (company share)      629      595       918    1,827        -
                                 15,420    5,229     2,859    2,998      364

TOTAL FIXED CHARGES              69,387   31,504    19,626   15,962    4,894

RATIO OF EARNINGS
TO FIXED CHARGES                      -    1.12X     1.28X    1.91X    1.02X


(8) "Owned" includes vessels under capital lease or operated in sale/leaseback transactions.

(9) Means the total number of days off hire divided by the weighted average of the number of vessels owned or operated in sale/leaseback transactions during the applicable period.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

The Group (Golden Ocean Group Limited, its subsidiaries and Joint Ventures) is an international owner, operator and manager of VLCCs and dry-bulk carriers. The Group currently focuses on purchasing and operating newbuilding VLCCs and dry-bulk carriers for long-term charter to well-known third parties.

Fleet Review

The Group currently has a delivered fleet of seventeen ships comprised of ten dry-bulk carriers (0.8 million dwt) and seven VLCCs (2.0 million dwt). It has on order eleven VLCCs and two dry-bulk carriers and has options to purchase a further seven VLCCs ordered by the parent company, Golden Ocean Limited. Of the delivered fleet, two existing VLCCs and two dry-bulk carriers are owned by Joint Ventures. One VLCC newbuilding is owned by a Joint Venture.

In 1998 there were five additions to the dry-bulk carrier fleet. In February, the Handymax Golden Daisy was delivered, followed in April by its sister vessel the Golden Rose. The Handymax Golden Protea was delivered in early September followed by its sister vessel the Golden Aloe later in the same month. The Panamax Golden Disa was delivered in March and resold in June. The Group also sold the Loire Ore in January 1998 under a sale agreed in December 1997. The Golden Daisy, Golden Rose, Golden Protea and Golden Aloe have all been fixed on twelve-year time charters to Safmarine, the national carrier of South Africa. The Golden Daisy and Golden Rose are owned by Joint Ventures.

Since the year-end, the Group has taken delivery of the Handymax Cos Hero, which has been fixed on bareboat charter to COSCO (Singapore) Pte. Ltd. for fifteen years, and the Panamax Golden Disa, which has been fixed on a time charter to Safmarine for twelve years. This vessel is not related to the vessel also known as the Golden Disa, which was sold in June.

There were two additions to the Group's VLCC fleet in 1998 and a further two since the year-end. The first of the Group's double-hulled VLCCs, the New Vanguard was delivered in March 1998 followed by the New Vista in September. Both of these vessels have been bareboat chartered to Hong Kong Ming Wah Shipping Co. for ten years. The Golden Victory was delivered in January 1999 and has been fixed on a seven-year time charter to NYK. The New Circassia was delivered in March 1999 and has been fixed on a one-year bareboat charter to Hong Kong Ming Wah Shipping Co. The New Circassia is owned by a Joint Venture.

The Group's fleet is one of the youngest in the world. The average age of the Group's existing fleet at December 31, 1998 was 20 months.

Assuming no further vessel orders or deletions, and that all current orders are delivered, the Group will have by December 31, 2000 a fleet of 18 VLCCs (5.3 million dwt) and twelve dry-bulk carriers (1.1 million dwt), and the average age of the fleet will be 27 months. If, in addition, the Group exercises its options, the Group will have a VLCC fleet of 25 vessels (7.4 million dwt) by December 31, 2001.

Fleet Employment

The Group derives substantially all of its operating revenues from long-term charters to well-known third parties, which include Bocimar, K-Line, NYK, Safmarine and COSCO. These charters are at fixed rates which escalate annually over the terms of the charter. Currently seven of the Group's ten dry-bulk carriers are on long-term charter to such entities with charter terms of seven years or more. The remaining three vessels are on charters with expiry dates between October 1999 and November 2001. Five of the Group's seven VLCCs are on charter to such entities with terms of seven years or more. The Golden Fountain is currently traded on the voyage charter market and the New Circassia is on a one-year bareboat charter. Both these vessels are owned by Joint Ventures.

Additionally, the Group has entered into profit sharing agreements with the charterers of four VLCCs and one dry-bulk carrier. These agreements provide for the Group to participate in profits of the charterers' subcharters of the vessel and also to contribute to subcharter losses on one VLCC and one dry-bulk carrier.

1998 compared to 1997

Operating revenues

Net operating revenues (charter income less brokers commissions) for the year ended December 31, 1998 increased 6% to
$49.9 million compared with $46.9 million for the year ended
December 31, 1997.   This increase resulted from changes in the
composition of the wholly owned fleet and overall improved daily charter rates. The Company sold two Panamax bulk carriers in December 1997, a Capesize bulk carrier in January 1998 and a further Panamax bulk carrier in June 1998. In the same period the Company took delivery of one Panamax bulk carrier (March
1998) two Handymax bulk carriers (both September 1998) and two VLCCs (March and September 1998). Due to these fleet changes, available operating days of 2,916 days were 9% lower in 1998 than

1997 (3,187 days). However, average daily charter rates achieved in 1998 improved in comparison to 1997 due to annual rate increments in long-term charters and the delivery of new vessels fixed on higher charter rates than existing or sold vessels. The following table illustrates the relationship between the composition of the fleet, average charter rates achieved and net revenues for the fleet.

                         1998                              1997
              Available  Average    Net        Available   Average   Net
Class of      Operating  Daily      Revenues   Operating   Daily     Revenues
Vessel        Days       Rate ($s)  ($000's)   Days        Rate ($s) ($000's)

Handymax        219       8,405      1,841        -           -         -
Panamax          96       8,760        841       696       10,920     7,600
Capesize      1,487      13,200     19,628     1,761       12,720    22,400
VLCC            365      32,375     11,948       365       29,100    10,622
VLCC -
Bareboat        749      20,825     15,598       365       17,305     6,316

Total         2,916      17,097     49,856     3,187       14,728    46,938

In 1998 22% of charter revenues were received in Yen (1997 28%).

The average remaining unexpired charter period for vessels employed on term charters was 98 months as at December 31, 1998
(1997 131 months).

Brokers commissions fell to $0.5m (1997 $0.7m), and now represent less than 1% of charter revenues. This has been achieved by successfully promoting long term relationships with charterers.

Share of earnings of Joint Ventures

The Groups currently operating Joint Ventures are the owning companies of the VLCCs Golden Fountain and New Circassia, the Handymax bulk carrier Golden Daisy and the Handymax bulk carrier Golden Rose. The Company's share of earnings of Joint Ventures for the year ended December 31, 1998 was a loss of $2.6 million compared with a profit of $2.6 million for the year ended December 31, 1997. The loss is substantially due to Joint Ventures incurring exchange losses on translation of Yen denominated debt into US dollars. Joint Ventures incurred exchange losses of $8.5m in 1998 of which the Group's share was $4.2m. Underlying earnings of Joint Ventures, ignoring exchange adjustments, were $1.4m in 1998 compared to a loss of $1.0m in 1997. This improvement is due primarily to the increased earnings of the Golden Fountain, which achieved average hire income, including profit share, of $33,600 per day in 1998 compared with $28,100 in 1997. The result for the year also benefited from the earnings of the Golden Daisy (delivered in February) and Golden Rose (delivered in April).

Total Joint Venture net charter income increased by 37% from $12.2 million in 1997 to $16.7 million in 1998. Corresponding operating expenses, which included vessel operating costs, depreciation, administrative expenses and dry-docking charges rose by 36% from $7.6m in 1997 to $10.3m in 1998. This led to an overall increase of 39% in Joint Venture net operating income from $4.6m in 1997 to $6.4m in 1998.

Joint Venture interest expense was $5.1 million for the year ended December 31, 1998 against $5.6 million for the year ended December 31, 1997, a reduction of 9%. This reduction is due to Joint Ventures utilising a greater proportion of Yen debt finance. Joint Venture US Dollar denominated debt retired in May 1997 associated with the sale of the Channel Enterprise has been replaced with Yen denominated debt drawn down to finance construction of the Golden Daisy and Golden Rose.

The Group's 50% share of Joint Venture losses, after cancellation of intercompany interest charges of $0.9 million (1997
$1.3 million), was $2.6 million (1997 profit $2.6 million).

Operating expenses

Vessel operating costs which include crew wages and expenses, insurance, lubricating oils, stores and spares, repairs and maintenance decreased by 20% to $9.8 million for the year ended December 31, 1998 compared with $12.3 million for the year ended December 31, 1997. This reduction is due to changes in the composition of the wholly owned fleet, the reduction in the number of operating days and a greater proportion of the fleet being chartered under bareboat charters. The Group does not bear operating costs for vessels under bareboat charter, apart from some sundry insurance costs. The following table illustrates the relationship between the composition of the fleet, average daily operating costs and total vessel operating costs.

                         1998                              1997
              Available  Average    Total      Available   Average   Total
Class of      Operating  Daily      Op cost    Operating   Daily     Op cost
Vessel        Days       Rate ($s)  ($000's)   Days        Rate ($s) ($000's)

Handymax        219       3,110        681        -           -         -
Panamax          96       9,220        885       696        4,170     2,902
Capesize      1,487       3,910      5,814     1,761        3,960     6,974
VLCC            365       6,450      2,354       365        6,400     2,336
VLCC -
Bareboat        749         145        109       365          245        89

Total         2,916       3,376      9,843     3,187        3,860    12,301

The amount recorded for Panamax average daily operating costs is unusually high due to the inclusion of a number of one off costs associated with the delivery and sale of the vessel Golden Disa.

Depreciation expense increased by $0.1 million (1%) to $16.8 million for the year ended December 31, 1998 compared with 1997. An additional amount of $1.9 million was provided to write down the book value of the Golden Poterne to its fair value on termination of a long-term time charter in November 1998.

Administrative expenses were $6.7 million for the year ended December 31, 1998 compared with $3.7 million for the year ended December 31, 1997, an increase of 81%. This increase is due to the expansion of the fleet and costs associated with the Group's enlarged newbuilding programme. Administrative expenses principally cover expenses of the subsidiary agents of the Group in London and Tokyo and affiliated agents of the Group in Hong Kong, Shanghai, and Vancouver, together with audit, administrative and legal fees. Where affiliated agents have been used, these costs have been charged to the Group on an actual cost basis.

As a result of these developments, total operating expenses for the year ended December 31, 1998 were $37.0 million compared with $36.9 million for the year ended December 31, 1997.

Net operating income

As a result of the foregoing factors, net operating income decreased by 20% to $11.9 million for the year ended December 31, 1998, compared with $14.9 million for the year ended December 31, 1997. EBITDA for the year ended December 31, 1998 was $37.7 million, compared with $34.1 million for the year ended
December 31, 1997, an increase of 11%.

Other income/expenses

As discussed under "Currency Exchange Rates", foreign exchange losses for the year ended December 31, 1998 were $32.3 million compared with gains of $30.4 million for the year ended
December 31, 1997.

Interest income, mainly from escrow funds held as security for the Senior Notes and from the uninvested portion thereof, amounted to $3.8 million in the year ended December 31, 1998.

Interest expense increased by $28.3 million to $52.4 million as compared with $24.1 million for the year ended December 31, 1997, primarily due to the issuance of $200 million principal amount Senior Notes in August 1997 and a further tranche of $91 million in March 1998. The interest expense for the year ended
December 31, 1998 represents an average interest cost of 5.0% (1997 5.4%) on interest bearing secured loans and capital leases and an overall interest cost of 10.1% on all debt including the Senior Notes. The Group has continued to hold down its average interest rate due to the proportion of its borrowings which are denominated in Yen and bear interest at rates linked to Yen LIBOR. At December 31, 1998, long term debt and capital lease obligations denominated in Yen represented 37% of the Group's total debt, including Senior Notes compared to 48% in 1997. The principal reason for this change is the issuance in March 1998 of the second tranche of Senior Notes which are denominated in Dollars.

Disposals

The sale of the Loire Ore was completed in January 1998 for $40.0 million. As the sale had been agreed in December 1997, a provision of $3.2 million to write down the vessel to the realisable value was recorded in the 1997 accounts. A profit share payment of $6.2 million based on the proceeds received less debt outstanding was also recorded in the 1997 accounts. During the year, the Golden Disa was sold for $23.0 million and a loss of $1.3 million was recorded.

Net income

As a result of the foregoing, the net loss was $70.4 million for the year ended December 31, 1998, against a profit of $9.1 million for the year ended December 31, 1997.

1997 Compared to 1996

Operating revenues

As a result of fleet expansion, net operating revenues (charter revenues less brokerage commissions) for the year ended
December 31, 1997 were 40% higher, rising to $46.9 million from $33.6 million in 1996. The Company took delivery in 1997 of two additional vessels, both subject to long term charters, and benefited from a full year's net operating revenues of a vessel delivered in October 1996. As a result, actual number of days on hire for the Company's fleet increased by 54%, to 2,782 days in 1997, from 1,811 in 1996. Offhire averaged 4.9 days per vessel, up from 1.4 days in 1996, because four of the vessels in the fleet were drydocked. Delivery of larger vessels increased the average size of the Company's vessels to 190,000 dwt at December 31, 1997 from 162,000 dwt at December 31, 1996. The total deadweight tonnage of the Company's fleet increased to 1,330,000 dwt from 1,137,000 dwt.

Broker's commissions were $0.7 million or 1.5% of gross charter revenues in 1997, compared to $0.3 million or 1% of gross charter revenues in 1996. These rates, both low by shipping industry standards, are a consequence of the Company's emphasis on building long term relationships with major charters.

Average daily rates of charter hire earned by the Group's VLCCs were up by 2% to $25,133 in 1997 from $24,591 per day in 1996, while average daily rates of charter hire earned by the Group's dry bulk carriers declined by 6% to $13,536 in 1997 from $14,452 in 1996. This was due in part to the decline of the Yen against the Dollar as discussed below under "Currency Exchange Rate. In 1997, 28% of charter hire of the Group's vessels were denominated in Yen compared to 37% in 1996. Also contributing to the relatively small increase in Group VLCC rates was the continuation of the bareboat charter for the Navix Astral in 1997. This charter resulted in lowered average daily hire rates for Group vessels, since the Company does not bear operating costs for the Navix Astral. Accordingly, the bareboat rate of hire for that vessel does not reflect a component for operating expenses that would be included in an equivalent time charter.

In both 1996 and 1997, all Group vessels were employed on either time charter or bareboat charter. Due to the delivery in 1997 of the Channel Navigator and Channel Poterne, both of which had charters with 15 year terms, average remaining unexpired charter periods increased by 26% to 131 months at December 31, 1997 compared with 104 months at December 31, 1996. Also contributing to this increase was the sale and consequent cancellation of charters of two vessels in December 1997, the Channel Fortune and

Channel Prosperity both of which had charters expiring within three years.

Shares of Earnings (losses) of Joint Ventures

Total Joint Venture operating revenues declined to $12.2 million in 1997 from $20.6 million in 1996. The reduction in total operating revenues of the Joint Ventures can be attributed to a decrease in net time charter revenues and the cessation of aircraft lease rental income effective January 1, 1997. The latter came to an end following disposal of the Company's interest in the aircraft joint venture. Net time charter revenues decreased to $12.2 million in 1997 from $15.7 million in 1996, mainly as a result of the disposal of a Joint Venture vessel in May 1997. Cessation of the aircraft joint venture resulted in there being no aircraft rentals in 1997 whereas in 1996 there had been $4.9 million.

Total Joint Venture operating expenses declined by 43% from $13.3 million in 1996 to $7.6 million in 1997. This reflected lower vessel operating costs, lower depreciation on vessels and the absence in 1997 of depreciation on aircraft. Vessel operating costs decreased by 19% to $3.4 million in 1997 from $4.2 million in 1996, mainly due to the May 1997 sale of the Channel Enterprise. Likewise, depreciation on vessels decreased to $4.5 million in 1997 from $7,1 million in 1996. There was no aircraft depreciation in 1997 compared to $1.3 million in 1996.

For the foregoing reasons, net operating income dropped by 37% to $4.6 million in 1997 from $7.3 million in 1996.

The foreign exchange gain in 1997 was $3.5 million ($4.5 million in 1996). This gain, from the Yen portion of the Golden Fountain debt, resulted from a translation at December 31, 1996 of Yen
116.1 per $1 compared with Yen 130 per $1 at December 31, 1997. The gain in 1996 resulted from a translation at December 31, 1995 of Yen 103.9 per $1 compared with Yen 116.1 at December 31, 1996, while, in addition, the Yen debt outstanding was higher in 1996 compared to 1997.

Interest expense declined to $5.6 million in 1997 from $6.8 million in 1996 as a result of debt repayment on the May 1997 sale of the Channel Enterprise. A loss of $4.9 million was incurred in 1996 in connection with the sale of aircraft. There was also an impairment loss on a vessel of $7.1 million, taken in 1996 in connection with the anticipated sale of the Channel Enterprise in 1997. The impairment loss was recognized so as to reduce the carrying value of the vessel to its expected sale proceeds.

Joint Ventures made a profit of $2.6 million in 1997 compared to a loss of $7.2 million in 1996. The Company's 50% share of earnings adjusted to eliminate intercompany interest charges of $1.3 million (1996 $0.8 million), thus improved from a loss of $2.8 million in 1996 to a profit of $2.6 million in 1997.

Operating expenses

Vessel operating costs, which include crew wages and expenses, insurance, lubricating oils, stores and spares and repairs increased by 46% to $12.3 million in 1997 from $8.4 million in 1996. This increase resulted primarily from an expansion in the number of operating days in the year for the vessels in the Company's fleet.

Administrative expenses rose by 28% to $3.7 million in 1997 from $2.9 million in 1996, mainly due to the increase in the Group's fleet and to the Group's enlarged newbuilding programme. Administrative expenses principally cover expenses of the Group's offices in London and Tokyo, expenses of affiliated agents in Hong Kong, Shanghai and Vancouver, together with Group audit, administrative and legal fees for the Group borne by such agents. The costs of affiliated agents are charged to the Group by the respective agents on an actual cost basis.

Depreciation expense rose by 49% in l997 to $16.7 million from $11.2 million in 1996. This was due as a result of the expansion of the Group's fleet.

Total operating expenses increased by 57% to $36.9 million in 1997 from $23.5 million in 1996 primarily as a result of the foregoing.

Net operating income

For the reasons stated above, net operating income rose to $14.9 million in 1997 from $9.6 million in 1996.

Other income (expense)

As discussed under "Currency Exchange Rate," the foreign exchange gain increased to $30.4 million in 1997 from $12.8 million in 1996.

Interest expense increased 70% to $24.1 million in 1997 from $14.2 million in 1996, due to an increase in the Company's outstanding indebtedness and the issuance of Senior Notes in a Rule 144A offering in August 1997 to fund fleet expansion and the Group's newbuilding programme.

Excluding net interest payable on the Senior Notes of $7 million, the average interest rate payable by the Group in 1997 was unchanged from 1996 at 5.4%. The ability to hold down the average interest rate was due to an increase in the proportion of the Group's borrowings at floating rates based on Yen LIBOR.

However, at December 31, 1997 borrowings and capital lease obligations denominated in Yen had declined to 48% of the Group's total debt, compared to 60% in 1996, principally due to the issue of the Dollar denominated Senior Notes in August 1997.

Disposal

There were no vessel sales or disposals during 1996. Sales of two vessels, the Channel Fortune and Channel Prosperity, were completed in 1997. These two sales brought about a loss on disposal of $8.3 million. The sale of a panamax newbuilding vessel at delivery during the year produced a profit on disposal of $1.6 million.

As a result of the sale of the Loire Ore in January 1998, a provision of $6.2 million has been made against a profit share payment due to Charterers upon sale of the vessel. In addition, the difference between the net book value of the Loire Ore at December 31, 1997 and the proceeds received on sale has been recorded as a write down of $3.2 million in the current year. However, as a result of this sale an exchange gain of $7.4 million was realized. See "Currency Exchange Rate" for further explanation.

Net Income

Net income of the Company increased by 8% to $9.1 million in 1997 from $8.4 million in 1996.

Liquidity and Capital Resources

General

The Group's principal sources of cash are cash flows from charters, advances under loan facilities, vessel sales and loan advances from the Group's shareholder, Golden Ocean Limited. The
Group's principal uses of cash will be to finance capital commitments, to meet operational requirements and to fund debt service payments. Net cash inflows from operations were $0.9 million in 1998 and $9.5 million in 1997.

At December 31, 1998 the Group (excluding Joint Ventures) had cash and cash equivalents of $8.5 million compared with $6.4 million at December 31, 1997. Restricted cash included within these amounts totalled $4.9 at December 31, 1998 and $1.4m at December 31, 1997. Cash and cash equivalents increased by $2.1 million as a result of operating activities and the balance of proceeds from the issuance of a further $91.4 million principal amount of Senior Notes in March 1998.

A total of $69.1 million before expenses was raised from the issue of the second tranche of Senior Notes. These Notes were issued at a price of $756.60 per $1,000 principal amount and generated net proceeds of $52.7 million after issue expenses and funds placed in escrow.

The Group's consolidated balance sheet shows a working capital deficit of $7.1 million as at December 31, 1998 compared to a surplus of $6.0 million as at December 31, 1997. The Group has committed charter income due in 1999 totalling $65.9 million, which it expects to be sufficient to fund current operational cash requirements and debt service payments.

Interest payments on the Group's Senior Notes will be funded from investments held in escrow during 1999. The Group may also receive surplus funds from the sale of vessels owned by subsidiaries and its proportionate share of surplus funds from the sale of vessels owned by Joint Ventures.

The Group also expects Joint Ventures to fund their operational cash requirements and debt service payments in 1999 through charter revenues.

Total shareholders equity at December 31, 1998 was $54.8 million compared to $125.2 million at December 31, 1997. The decrease was due to the charge for the year ended December 31, 1998 of the net loss of $70.4 million.

Capital commitments

At December 31, 1998 the Group (excluding Joint Ventures) had capital commitments for vessels under construction due as follows:

                         1999                              2000
              Yen        Dollar     Total      Yen         Dollar    Total
              Payments   Payments   Payments   Payments    Payments  Payments
              (Ymillion) ($000's)   ($000's)   (Ymillion)  ($000's)  ($000's)

Financed       7,215      59,716    123,679       -           -         -
Unfinanced    36,510      97,350    429,882    37,310      61,950    392,712

Total         44,725     157,066    553,561    37,310      61,950    392,712

Joint Ventures had capital commitments for two VLCCs under construction totalling Yen 16.7 billion (equivalent to

$148.4 million) falling due in 1999. Third party financing for these payments was in place at December 31, 1998.

The unfinanced commitments relate to five VLCCs due for delivery in 1999 and six VLCCs and one Panamax bulk carrier due for delivery in 2000. Management believes that the Company will be able to enter into suitable charter employment for each of the remaining unchartered newbuildings and that, on the strength of these charters, it will be able to arrange long-term financing for the remaining payments due to the shipyards.

Management is now focusing on arranging suitable long-term charters for the five remaining unfinanced VLCCs to be delivered in 1999.

There can be no assurance that suitable charters can be arranged or that financing for the unfinanced capital commitments will be available on favourable terms or at all.

Long term debt and interest rates

Long term debt as of December 31, 1998 consists of $236.4 million (1997 $150.3 million) of 10% Senior Notes on an accreted value basis, $459.0 million (1997 $293.7 million) of long term secured debt and obligations under capital leases and loans from minority interests totalling $13.3 million (1997 $12.3 million). In addition, the Company guarantees Joint Ventures' indebtedness totalling $94.9 million (1997 $ 56.6 million). The increase in indebtedness is due to the expansion of the Group's fleet and the issuance of a second tranche of Senior Notes in March 1998.

Secured loans totalling $347.6 million (1997 $202.6 million) represent Yen denominated loans totalling $145.1 million and US Dollar denominated loans totalling $202.5 million. Interest is payable on Yen denominated loans at floating rates based on Yen LIBOR plus margins of between 1.3% and 1.5%, except for $60.9 million on which interest is fixed at 3.66% and $27.5 million on which interest is fixed at 3.2%. Interest is payable on US Dollar denominated loans at Dollar LIBOR plus 1.5% on $62.9 million. The balance bears interest at fixed rates between 7.29% and 7.49%. Repayment maturities are detailed in note 15 to the Consolidated Financial Statements.

Capital lease obligations outstanding as at December 31, 1998 of $111.4 (1997 $91.1 million) are all denominated in Yen and bear interest at Yen LIBOR plus a margin of 1.5%, except for $35.9 million on which imputed interest is at 6.11%. Repayment maturities are detailed in note 14 to the Consolidated Financial Statements.

Other loans, representing advances to subsidiaries from minority shareholders, totalling $13.3 million (1997 $12.3 million) bear interest at rates between 7% and 12%.

The average interest rate payable on the total interest bearing debt as at December 31, 1998 was 10.1% (1997 9.5%). Management anticipates that the average interest rate payable will reduce as further secured loans are arranged to fund the newbuilding programme and the proportion of total debt represented by the Senior Notes decreases.

There can be no assurance that the Group's future cash flows will be sufficient to service its current or future debt service. If the Group fails to meet its obligations under such indebtedness, it may need to refinance or restructure all or a portion of such indebtedness, sell vessels or seek to raise additional debt or equity capital. There is no assurance that the Group will be able to effect any such refinancing or restructuring, sell assets or obtain any such additional debt or equity capital.

Currency Exchange Rates

The Group has significant capital commitments denominated in Yen
(see Liquidity and Capital Resources) and significant borrowings denominated in Yen. It also has contracted charter income denominated in Yen.

The Group does not hedge against movements in the US Dollar equivalent of capital commitments denominated in Yen.

When the Group borrows in Yen, it seeks to limit its exposure to exchange rate movements by arranging Yen denominated charters to cover the debt service requirements of the related Yen borrowings.

At December 31, 1998, the Group had Yen borrowings of Y28.9
billion (1997 Yen 28.3 billion) of which Yen 16.4 billion (1997
Yen 15.7 billion) were matched by equivalent Yen charter income and Yen 12.5 billion (1997 Yen 12.6 billion) were not.

In 1998, the Group (excluding Joint Ventures) recorded exchange losses of $32.3 million compared with gains of $30.4 million in 1997. This is due to the appreciation of the Yen against the US Dollar over the year ended December 31, 1998. The exchange rate of Yen for US Dollars was $1=Yen 130.0 at December 31, 1997 and was $1=112.8 as at December 31, 1998. This represents an appreciation of 13% over the year. All Yen loans are recorded at the prevailing exchange rate.

Impact of Inflation

Although inflation has some impact on operating costs and general and administrative costs, management does not believe inflation will lead to a significant growth in these costs in the foreseeable future. Many of the Group's charters provide for incremental increases in charter hire every year. These increases are designed to cover increases in the operating costs of the Group due to inflation.

Year 2000 Issue

Management is continuing its review of all phases of the Groups activities that could be affected by Year 2000 issues. Year 2000 issues relate to the inability of computer programs or microchips to distinguish between the year 1900 and the year 2000. In connection with computer processing of its financial records, the Group uses software that is Year 2000 compliant. Management is reviewing its computer supported operational activities, which include computer-operated machinery or processes or computer based backup systems on board its vessels. Management is testing applications and has found those tested either to be Year 2000 compliant or to have minor deficiencies that are expected to be corrected by mid 1999. Management is performing further tests of systems that it expects to complete in mid 1999.

Management has communicated with third parties whose Year 2000 compliance is critical to the Groups operations and is following up with them concerning their plans and progress in addressing Year 2000 issues. Management is not aware of any Year 2000 problems as a result of this effort.

The costs associated with the Groups Year 2000 compliance activities are not expected to be material to the Groups financial position and such costs are being expensed as incurred,

The failure to correct a Year 2000 problem could result in an interruption in certain normal business activities or operations. Management believes, however, that with completion of its Year 2000 project, significant interruptions will not be encountered.

Completion of the Groups Year 2000 project is based on management's best estimates, which were derived utilising numerous assumptions regarding future events. There can, therefore, be no assurance that there will not be a delay in, or unanticipated costs associated with the Year 2000 issue.
Specific factors that might cause differences between the estimates and actual results include but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, timely responses by third parties and suppliers and similar uncertainties. Management expects to evaluate the necessity for a contingency plan by mid 1999.

Market Risk

The Group is exposed to market risk from changes in interest rates and changes in exchange rates which could affect its results of operations and financial condition. The Group manages its exposure to market risk by its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The Group limits its exposure to changes in interest rates by hedging a portion of its floating rate debt with interest rate swaps. Management's objective is to ensure with reasonable certainty that, on a vessel by vessel basis, surplus charter hire after payment of operating costs (where applicable) will be sufficient to meet future debt service payments.

The Group limits its exposure to changes in exchange rates by arranging for a portion of charter hire to be paid in Yen where the Group borrows in Yen. Management's objective is to maintain a mix of Yen and Dollar denominated hire income which substantially matches its mix of Yen and Dollar denominated long term debt. At December 31, 1998 42% of the Groups long term debt was denominated in Yen and 38% of the Groups committed future charter income was denominated in Yen.

Interest rate sensitivity

The table below provides information about the Company's financial instruments and derivative financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates. For interest rate swaps, the table presents notional principal amounts and related average interest rates paid and received by expected maturity dates. Notional amounts are used to calculate the contractual amounts to be exchanged under the contract. Average variable rates are based on Dollar LIBOR as at December 31, 1998 (5.1%).

                                                       2004
                                                       and             Fair
                   1999  2000   2001   2002   2003     later   Total   Value
$(millions)

Liabilities

Fixed rate debt
(Yen)               6.0   5.8     1.0    -      -         -      12.8  16.1
Average interest
rate                3.5%  3.5%    3.7%   -      -         -       3.5%

Floating rate
debt (Yen)          4.5   5.5    10.1   10.6    10.5     91.1   132.3  132.3
Average margin
over LIBOR          1.4%  1.4%    1.4%   1.4%    1.4%     1.4%    1.4%

Floating rate
(US$)              12.5  13.6    14.8   58.1     10.9    92.5   202.4  202.4
Average margin
over LIBOR          1.3%  1.3%    1.3%   1.5%    1.3%     1.3%    1.3%

Interest rate swaps

Variable to fixed
(US$)               8.1   8.7     9.4   10.0    10.9     92.5  139.6   5.4
Average pay rate    6.7%  6.7%    6.7%   6.7%    6.7%     6.8%   6.8%
Average receive
rate                5.7%  5.7%    5.7%   5.7%    5.7%     5.7%   5.7%

The fair value of interest rate swaps of $5.4 million represents the amount that would be payable by the Group to terminate the swap contracts as at December 31, 1998.

Exchange rate sensitivity

The table below provides information about the Groups financial instruments and firmly committed charters by functional currency and presents such information in U.S. Dollar equivalents. For debt obligations, the table presents principal cash flows and average interest rates by expected maturity dates. For firmly committed Yen denominated charters, amounts receivable are presented in U.S. Dollar equivalents.

                                                       2004
                                                       and             Fair
                   1999  2000   2001   2002   2003     later   Total   Value
$(millions)

Liabilities

Fixed rate debt
(Yen)               6.0   5.8     1.0    -      -         -      12.8  16.1
Average interest
rate                3.5%  3.5%    3.7%   -      -         -       3.5%

Floating rate
debt (Yen)          4.5   5.5    10.1   10.6    10.5     91.1   132.3  132.3
Average margin
over LIBOR          1.4%  1.4%    1.4%   1.4%    1.4%     1.4%    1.4%

Charter income

Contracted income
(Yen)              19.5  21.3    21.3   21.3    21.3    168.2    272.8

Outlook for the current year

The following factors and events will affect the Group's results of operations in 1999.

(a) The Group took delivery of the Handymax bulk carrier Cos Hero and the VLCC Golden Victory in January 1999. The Cos Hero has been placed on bareboat charter to COSCO for fifteen years and the Golden Victory has been placed on time charter to NYK for seven years. In March, a Joint Venture took delivery of the VLCC New Circassia and the Group took delivery of the Panamax Golden Disa. The New Circassia has been placed on bareboat charter to Hong Kong Ming Wah Shipping Co. for one year initially. The Golden Disa has been placed on time charter to Safmarine for twelve years. The Group will take delivery of a further five VLCCs and one Panamax bulk carrier in 1999.

(b) Future variations in the exchange rate of Yen for US Dollars will affect the Group's results of operations. The Yen has appreciated against the US Dollar from Yen
         130.0 per $1 at December 31, 1997 to Yen 112.8 per $1 at December 31, 1998. At April 12, 1999 the exchange rate for the Yen was Yen 121.1 per $1.

(c)      The time charter of the Joint Venture owned Golden
         Fountain ended on the September 7, 1998 and the vessel is currently employed in the voyage charter market.

         Fluctuations in the market rate for voyage charters of VLCCs will affect the results of operations of this vessel. Management continues to monitor market conditions for favourable time charter opportunities.

(d) The year ended December 31, 1999 will have the full benefit of the earnings of the New Vanguard (delivered March 1998), the New Vista (delivered September, 1998), Golden Protea (delivered September, 1998) and Golden Aloe (delivered September, 1998). Joint Ventures will have the benefit of a full year's earnings of the Golden Daisy (delivered February 1998) and Golden Rose (delivered April 1998).

(e) The principal amount of Senior Notes outstanding after the exercise of the Note warrants in March 1998 has increased to $291.4 million from $200 million. The cost of servicing these additional Notes (comprising interest payable and amortisation of issue discount) will be $15.3 million for the full year ended December 31, 1999.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director holds office until a successor is elected. Officers of both the Company are elected from time to time by vote of the board of directors and hold office until a successor is elected.

                                 The Company
         Name            Age                        Position

Fred W.Y. Cheng          47     Chairman, Chief Executive Officer, Director
Robert J. Knutzen        50     Chief Operating Officer, President, Director
Anthony J. Allen         56     Chief Financial Officer, Director, Treasurer
Ricky K.W. Cheung        49     Director
Shigeru Matsui           57     Director
Douglas C. Wolcott       66     Director
Michael J. McCabe        45     Secretary

___________

         Certain biographical information with respect to each director and executive officer of the Company is set forth below.

         Fred W. Y. Cheng has been the Chairman of the Board of Directors and Chief Executive Officer of the Company since February, 1997. Mr. Cheng formed a predecessor to the Company in 1978 to purchase, operate and charter to prominent third parties second-hand dry bulk carriers and oil tankers. Mr. Cheng is a member of the Committee of Bureau Veritas. Mr. Cheng has more than twenty-four years experience in the purchase and operation of dry bulk carriers and oil tankers.

         Robert J. Knutzen has been President, Chief Operating Officer and a director of the Company since February, 1997.
Mr. Knutzen has also been Managing Director and Chief Executive Officer of Golden Ocean Services (U.K.) Ltd., the Company's subsidiary agent in London, as well as President of Golden Ocean Enterprises Inc., the Company's affiliated agent in Tokyo, since 1982. Mr. Knutzen became an Associate of the Chartered Institute of Arbitrators in 1984, a Director of the Swedish Club in 1987, Deputy Chairman of the Swedish Club in 1989 and an Elected Member of the American Bureau of Shipping in 1991.

         Anthony J. Allen has been Chief Financial Officer and a director of the Company since February, 1997. Mr. Allen is a chartered accountant and has been a partner in the English consulting firm of Ormerod Allen & Co. since 1994 and was a director of Marine Financial Management Limited, the predecessor to Ormerod Allen & Co., from 1992 to 1994. Ormerod Allen & Co. and Marine Financial Management Limited have been performing services for the Group and its affiliates since 1992.

         Ricky K.W. Cheung has been a director of the Company since August, 1997. Mr. Cheung has been the Managing Director of Golden Ocean (Hong Kong) Ltd., the Company's affiliated agent in Hong Kong, since 1992. Prior to that time, Mr. Cheung served in a variety of commercial lending positions.

         Shigeru Matsui has been a director of the Company since August, 1997. Mr. Matsui has been President of Matsui & Company, Ltd. a Tokyo-based ship brokerage firm, since 1971. Mr. Matsui has been president of Teekay Shipping (Japan) Ltd. since 1986 and a director of the advisory board of Protector Corp. for TK Trusts since 1992. Mr. Matsui is currently the president of The Japanese Shipbrokers' Association and has also served as a director, managing director and vice president thereof since 1971.

         Douglas C. Wolcott has been a director of the Company since August, 1997. Mr. Wolcott has also been a director of Knightsbridge Tankers Limited, a publicly traded Bermuda company, since September 18, 1996 and a director of London & Overseas Freighters Ltd. since October, 1994. Mr. Wolcott also served as President of Chevron Shipping Corporation until 1994.

         Michael J. McCabe has been the Secretary of the Company since May 1997. Mr. McCabe was a director of the Company from February 1995 to May 1997. Mr. McCabe has been a member of the Bermudan law firm of Conyers, Dill & Pearman since 1980. Conyers,

Dill & Pearman has been performing legal, corporate management and related services for the Group from prior to 1992.

Committees of the Board of Directors

         The Company maintains an audit committee and a compensation committee, each comprised of independent directors of the Company.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of compensation payable to all directors and executive officers of the Company as a group by the Company, the subsidiaries, the Joint Ventures and associated companies for services in all capacities in respect of the fiscal year ended December 31, 1998 was $1,030,000. This amount relates to directors' fees, management fees, salaries and in-kind compensation. The Company pays each independent director fees of $25,000 per annum, and reimburses his expenses incurred in attending meetings. The Company expects to adopt a profit sharing plan that provides for bonus payments to be made to certain employees of the Company based on the Company's net profit and return on equity. A portion of the payments under such plan are allocated to members of the Company's senior management and the remainder is to be allocated by the Compensation Committee of the Board of Directors.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES

         Not Applicable

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Notwithstanding the assumption of management and agency functions by wholly-owned subsidiaries of the Company in September, 1997, TSM and Thome have continued to commercially manage and technically operate the Group's time-chartered VLCCs. In addition, certain agency functions may be performed by affiliates of the Company on an "as needed" arms-length basis from time to time.

         Anthony Allen, a director and Chief Financial Officer of the Company, is a partner at Ormerod Allen & Co. Mr. Allen's services to the Company as a director and Chief Financial Officer are being provided to the Company through Ormerod Allen & Co.

         The Codan Trust Company Limited, which controls Golden Ocean Limited, is an affiliate of Conyers, Dill & Pearman, a Bermudan law firm that has been performing legal, corporate management and related services for the Group since 1982.

Michael J. McCabe, the Secretary of the Company, is a member of Conyers, Dill & Pearman.

         Matsui & Company, Ltd. has received fees in the past for performance of ship and financing brokerage services to the Company, and will continue to receive such fees for the provision of such services, when rendered, at industry standard rates. Shigeru Matsui, a director of the Company, is the President and principal shareholder of Matsui & Company, Ltd.

                             PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

    Not Applicable.

                            PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

         Not Applicable.

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
REGISTERED SECURITIES

         Not Applicable.

                             PART IV

ITEM 17 - FINANCIAL STATEMENTS

         Not Applicable

ITEM 18 - FINANCIAL STATEMENTS

         See the financial statements listed in Item 19 below and set forth on pages F-1 through F-24.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements, together with the joint report of KPMG Peat Marwick and Moore Stephens thereon, are filed as part of this annual report:

Index to Financial Statements

Independent Auditors' Report                               F-1
         Consolidated Financial Statements:
         Consolidated Balance Sheets as of
          December 31, 1998 and December 31, 1997          F-2

         Consolidated Statements of Operations and
         Retained Earnings for the years ended
         December 31, 1998, 1997 and 1996.                 F-4

         Consolidated Statements of Cash Flows
         for the years ended December 31, 1998,
         1997 and 1996                                     F-5

         Notes to Consolidated Financial Statements        F-7

                  INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Golden Ocean Group Limited


We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in more detail in note 27 to the consolidated financial statements, the Company has incurred a net loss of $70.4 million in 1998 and has significant debt obligations. The Company also does not have financing in place to fund capital commitments of YEN37,432,150,000 ($331,845,300) and $97,350,000
for five vessels under construction with deliveries scheduled in 1999 and installment payments due in 1999 for two vessels with deliveries scheduled in the year 2000. These matters raise substantial doubt about the Company's ability to continue as a
going concern.   Management's plans to address these issues are
discussed in note 27 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Peat Marwick                 Moore Stephens
Chartered Accountants             Chartered Accountants
Vallis Building                   St. Paul's House
Par-la-Ville Road                 Warwick Lane
Hamilton, Bermuda                 London, England
March 26, 1999                    March 26, 1999

                         CONSOLIDATED BALANCE SHEETS
              (Expressed in thousands of United States Dollars)

        ASSETS                                     DECEMBER 31,
                              NOTE            1998              1997
                              ____            ____              ____

CURRENT ASSETS
Cash and cash equivalents        3         $    8,487      $    6,419
Inventories                                       549             392
Trade accounts receivable                          27             303
Investment in direct
  financing sub-lease            6                  -           1,554
Prepaid expenses and
  other accounts receivable                     1,358           1,374
Short term investments           11            28,747          19,581
Vessels under capital
  lease, net                     5                  -          40,149
                                           ----------      ----------

Total current assets                           39,168          69,772

Vessels owned, net               4,15         420,889         274,023
Vessels under capital
  lease, net                     5            107,898          40,414
Vessels under construction       7,15         132,276         129,692
Options to purchase vessels      8             48,654               -
Investment in joint ventures     9              1,382           4,018
Loans to joint ventures          9,10          23,012          21,192
Investment in direct
  financing sub-lease            6                  -          31,183
Long term investments            11                 -          18,490
Goodwill, net                    12            18,439          19,219
Deferred note issue
  costs, net                     13             8,917           9,313
                                           ----------      ----------

Total assets                               $  800,635      $  617,316
                                           ==========      ==========

  LIABILITIES AND
  SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of
  long term debt                 15        $   23,050      $   13,955
Obligations under
  capital leases                 14             6,524          30,016

Trade accounts payable
  and accrued expenses                          3,765           3,344
Note interest payable            19             9,713           6,667
Accrued profit share             5                  -           6,243
Time charter income
  received in advance                           1,949           2,572
Amounts due to related
  party                          16               237             289
Drydocking and special
  survey provisions                             1,045             713
                                           ----------      ----------

Total current liabilities                      46,283          63,799
Other loans                      17            13,262          12,265
Long term debt                   15           324,527         188,646
Obligations under capital
  leases                         14           104,893          61,119
Notes payable                    19           236,372         150,281
Amounts due to shareholder       18            19,820          15,649
Drydocking and special
  survey provisions                               611             318
                                           ----------      ----------

Total liabilities                             745,768         492,077

Minority interest                                  41               -

SHAREHOLDERS' EQUITY
Share capital                    20                 -               -
Additional paid in capital       20            63,661          63,661
Retained earnings/(deficit)                   (8,835)          61,578
                                           ----------      ----------

Total shareholders' equity                     54,826         125,239
Commitments and contingent
  liabilities                    7,25               -               -

Total liabilities and
  shareholders' equity                     $  800,635      $  617,316
                                           ==========      ==========

       See accompanying notes to the consolidated financial statements

         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              (Expressed in thousands of United States Dollars)

                                        YEAR ENDED DECEMBER 31,
                              NOTE        1998           1997          1996
                              ____        ____           ____          _____

OPERATING REVENUES
Charter income               23(c)      $  50,326      $  47,647    $  33,912
Brokers' commission                         (470)          (709)        (323)
Share of earnings (losses)
  of joint ventures          9            (2,636)          2,581      (2,795)
Interest on direct
  financing sub-lease                       1,665          2,197        2,311
                                        ---------       --------     --------
Total operating revenues                   48,885         51,716       33,105

OPERATING EXPENSES
Vessel operating costs                      9,843         12,301        8,368
Administrative expenses      16             6,696          3,729        2,940
Depreciation and
  amortisation expense       4,5           16,835         16,658       11,176
Write down of vessel         5              1,892          3,227            -
Amortisation of goodwill                      779            260            -
Drydocking and special
  survey costs                                916            678          980
                                        ---------       --------     --------
Total operating expenses                   36,961         36,853       23,464
                                        ---------       --------     --------

Net operating income                       11,924         14,863        9,641

OTHER INCOME (EXPENSES)
Foreign exchange
  gain/(loss)                22          (32,281)         30,376       12,763
Interest income                             3,804            970           56
Interest expense                         (52,363)       (24,139)     (14,177)
Other income (expenses)                     (173)            663          144
Profit share payment         5                  -        (6,243)            -
Gain on disposal of vessel   7                  -          1,551            -
Loss on disposal of vessels  4            (1,283)        (8,331)            -
Loss on disposal of
  interest in joint venture  9                  -          (600)            -
                                        ---------      ---------     --------

Net other income (expense)               (82,296)        (5,753)      (1,214)
                                        ---------       --------     --------

Net income/(loss) before
  minority interest                      (70,372)          9,110        8,427

Minority interest                            (41)              -            -
                                        ---------       --------     --------

Net income/(loss)                        (70,413)          9,110        8,427

Retained earnings at
  beginning of the year                    61,578         52,468       44,041

Retained earnings/
  deficit) at end of the year           $ (8,835)       $ 61,578     $ 52,468
                                        =========       ========     ========

       See accompanying notes to the consolidated financial statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
              (Expressed in thousands of United States Dollars)

                                              YEAR ENDED DECEMBER 31,
                                          1998           1997          1996
                                          ____           ____          ____

OPERATING ACTIVITIES
Net income/(loss)                     $  (70,413)      $   9,110    $   8,427
Adjustments to reconcile
  net income (loss) to
  net cash provided by
  operating activities:
    Foreign exchange gain                  32,281       (30,376)     (12,763)
    Depreciation and amortisation
      expense                              16,835         16,658       11,176
    Write down of vessel                    1,892          3,227            -
    Share of earnings (losses) of
      joint ventures                        2,636        (2,581)        2,795
    Gain on disposal of vessel                  -        (1,551)            -
    Loss on disposal of vessels             1,283          8,331            -
    Loss on disposal of interest in
      joint venture                             -            600            -
    Amortisation of note discount          16,951          3,881            -
    Amortisation of goodwill                  779            260            -
    Amortisation of deferred note issue
      costs                                 3,210            847            -
    Interest receivable on loans to
      joint ventures                        (496)          (723)            -
    Administrative expenses not
      involving cash                            -              -        2,650
    Minority interest                          41              -            -
    Net change in:
       Inventories                          (157)           (41)        (198)
       Trade accounts receivable              276          1,130        5,891
       Prepaid expenses and other
         accounts receivable              (1,583)        (1,480)        (225)
       Trade accounts payable and
         accrued expenses                     558        (5,088)        (849)
       Note interest payable                3,046          6,667            -
                             Accrued profit share        (6,243)        6,243
    -
       Other accounts payable                   -         5,497)        1,838
       Time charter income received
         in advance                         (622)             67          982
       Drydocking and special survey
         provisions                           625          (176)          980
                                          -------        -------       ------
Net cash provided by operating activities     899          9,508       20,704

INVESTING ACTIVITIES
Loans to joint ventures                   (1,324)            801      (5,452)
Dividends received from joint ventures          -              -        5,081
Received from disposal of interest in
  joint venture                                 -          3,250            -
Payments received on direct financing
  sub-lease                                 1,299          3,029        1,878
Additions to vessels under construction (224,882)      (169,375)    (163,263)
Payments to acquire options on vessels   (48,654)              -            -
Proceeds from sale of vessels              62,415         77,859            -
Payments to acquire investments          (13,645)       (37,334)            -
Proceeds from redemption of investments    24,569              -            -
Acquisitions net of cash                        -       (20,076)            -
                                        ---------       --------     --------
Net cash used in investing activities   (200,222)      (141,846)    (161,756)

       See accompanying notes to the consolidated financial statements

              (Expressed in thousands of United States Dollars)

                                              YEAR ENDED DECEMBER 31,
                                          1998           1997          1996
                                          ____           ____          ____

FINANCING ACTIVITIES
Proceeds from long term debt              195,627         93,806      141,943
Repayment of long term debt              (34,072)       (86,425)     (30,933)
Repayment of capital leases              (30,609)        (6,452)      (4,239)
Proceeds from other loans                       -         10,513       22,732
Repayments of other loans                       -       (21,856)            -
Amounts due to related party                 (52)        (4,009)       13,440
Advances by shareholder                     4,171         15,649            -
Capital contributions returned to
  shareholder                                   -              -      (2,810)
Proceeds of note issue                     69,140        144,716            -
Payments for deferred note issue costs    (2,814)       (10,160)            -
                                         --------      ---------    ---------
Net cash provided by financing
  activities                              201,391        135,782      140,133
Net increase (decrease) in cash and cash
  equivalents                               2,068          3,444        (919)
Cash and cash equivalents at beginning
  of year                                   6,419          2,975        3,894
Cash and cash equivalents at end of
  year                                     $8,487         $6,419       $2,975
                                          =======        =======      =======

Supplementary disclosure of cash flow
  information

Interest paid                              42,789         17,379       16,040
Interest capitalised                     (13,855)        (4,635)      (1,941)
                                         --------        -------      -------
Interest paid, net of capitalised
  interest                                $28,934        $12,744      $14,103
                                         ========        =======     ========

Supplementary schedule of non cash investing and financing activities:

The capital lease obligations for the Golden Poterne (in 1996), Channel Poterne (in 1997), Golden Protea and Golden Aloe (in 1998) did not involve cash and therefore the inception values of the leases of $40,062,000, $35,101,000, $17,234,000 and $17,319,000 respectively have been excluded from the statements of cash flows. Similarly, the inception of the direct financing sub-lease of the Golden Poterne (in 1996) did not involve cash and therefore the inception value of this lease of $40,062,000 has been excluded from the statement of cash flows.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   December 31, 1998 and 1997

    1.   GENERAL

         Golden Ocean Group Limited ("the Company") was incorporated in Liberia on February 8, 1995 under the name of Channel Rose Investment Limited. On February 4, 1997, the name of the Company was changed from Channel Rose Investment Limited to Golden Ocean Group Limited.

         Golden Ocean Group Limited, through its subsidiaries and joint venture companies, owns and operates a fleet of tankers and bulk cargo vessels. The majority of its revenues are derived from fixed, long-term time charter arrangements. As at December 31, 1998 the wholly owned fleet consists of four Very Large Crude Carriers ("VLCC's") and two capesize bulkers. There are also two capesize bulkers and two handymax bulkers on capital lease to the Company. Additionally, the joint venture fleet comprises one VLCC and two handymax bulkers.
         There are seventeen vessels on order by subsidiaries and joint venture companies and the Company has options to purchase a further seven VLCCs. Until September 30, 1997, the fleet was managed by Golden Ocean Management Limited, a company incorporated under the laws of Bermuda and related through common control. As from October 1, 1997, the fleet is managed by Golden Ocean Services Inc., a subsidiary company.

         The Company's activities are not limited to any geographical area.

    2.   ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the
         Company:

         (a)  CONSOLIDATION

              The consolidated financial statements include the assets, liabilities and results of operations of the Company and its majority owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

              Entities in which the Company has a majority of the voting rights are consolidated. Non-equity financing provided by the minority interests is accounted for as other loans. Minority interest in the results of operations of subsidiaries is allocated in proportion to the total minority shareholding.

              Acquisitions of minority interests in subsidiaries in 1997 have been accounted for using the purchase method of accounting.

         (b)  INVESTMENT IN JOINT VENTURES

              The Company's investments in joint ventures are accounted for using the equity method of accounting whereby the carrying value is cost plus the Company's share of post-acquisition net income
              (loss). Dividends received from joint ventures reduce the carrying value of the investment.

         (c)  VESSELS

              The cost of vessels less estimated residual value is depreciated on a straight-line basis over their estimated useful lives. The vessels' lives are estimated at 25 years from date of construction.

              The Company leases certain vessels under agreements which are classified as capital leases due to the existence of bargain purchase options.
              Amortisation of vessels under capital lease is calculated in the same manner as owned vessels and included within depreciation expense in the statement of operations.

         (d)  VESSELS UNDER CONSTRUCTION

              The carrying value of the vessels under
              construction represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures, together with capitalised loan interest and other associated financing fees. Capital commitments under contracts with shipbuilders are not recorded as a liability until
              installments become due (note 7).   No charge for
              depreciation will be made until the vessels' delivery.

         (e)  ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

              In Accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews expected future cash flows on a vessel by vessel basis (undiscounted and without interest charges) to determine whether the carrying values of its vessels are recoverable. If the expected future cash flows are less than the carrying value of the vessel, provision is made to write down the carrying value of the vessel to the recoverable amount.

         (f)  OPTIONS TO PURCHASE VESSELS

              Payments to acquire options to purchase vessels are capitalised at the time of execution of the option contract. The Company reviews expected future cash flows which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Strike price payments are capitalised and the total of the option payment and strike price payment is transferred to cost of vessels, net upon exercise of the option.

         (g)  INVENTORIES

              Inventories, which comprise lubricating oils and bunkers where applicable, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis. Expenditure on other consumables is charged against income when incurred.

         (h)  INVESTMENTS

              Investments in marketable securities are recorded at amortised cost. The Company classifies all investments with maturity dates within one year of the balance sheet date as short-term investments. Amortisation of discount on held-to-maturity securities is included within interest income.

         (i)  GOODWILL

              Goodwill, recognised in business combinations accounted for as purchases, is being amortised on a straight-line basis over 25 years. The Company reviews expected future cash flows from purchases (undiscounted and without interest charges) to determine whether the carrying value of goodwill is recoverable. If the expected future cash flows are less than the carrying value of each purchase including related goodwill, provision is made to write down the carrying value of goodwill to the recoverable amount.

         (j)  DEFERRED NOTE ISSUE COSTS

              Deferred note issue costs, comprising professional fees and other costs directly attributable to the Company's issue of Senior Notes are capitalised and amortised over the term to maturity of the Senior Notes. Amortisation of deferred note issue costs is included within interest expense.

         (k)  Drydocking and special survey provisions

              Most of the expenditure on repairs and maintenance of the vessels is incurred during drydockings, which take place approximately every 30 months, with additional costs when special surveys are carried out every five years. Provisions are made so that each year's result bears a proportion of these costs. Such provisions are based on estimates made by management of the expected cost and length of time between drydockings. Changes in estimates of the expected cost and timing of the drydock are recorded in the period in which they are determined.

         (l)  REVENUE AND EXPENSE RECOGNITION

              Time, voyage and bareboat charter revenues and expenses are recorded on a daily accruals basis.

         (m)  FOREIGN CURRENCIES

              The Company's functional currency is the U.S. Dollar as the majority of revenues are received in U.S. Dollars and the majority of the Company's operating expenditures are made in U.S. Dollars. Transactions in foreign currencies during the year are translated into U.S. Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Non monetary assets and liabilities are translated using historical rates. At December 31, 1998 the exchange rate for Yen was $1=Yen112.80 (1997 $1=Yen130.025).

         (n)  INTEREST RATE SWAP AGREEMENTS

              The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates on its long-term debt. These transactions involve paying a fixed rate and receiving a floating rate of interest on a notional principal amount equivalent to the loan designated as being hedged. The differential to be paid or received is accrued as interest rates change and is recognised as an adjustment to interest expense. Premiums and receipts, if any, are recognised as adjustments to interest expense over the lives of the individual contracts. Any gain or loss realized on the early termination of an interest rate swap agreement is recognised as an adjustment of interest expense over the remaining term of the hedged debt.

         (o)  CASH AND CASH EQUIVALENTS

              For the purposes of the statements of cash flows, certain highly liquid investments with original maturities of three months or less when purchased are considered equivalent to cash.

         (p)  RECENTLY ISSUED ACCOUNTING STANDARDS

              SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and is effective for fiscal years beginning after June 15, 1999. It establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, as well as for hedging activities. The Company intends to adopt the standard as from January 1, 2000. Management is currently assessing the impact that SFAS 133 will have on the consolidated financial statements.

    3.   CASH AND CASH EQUIVALENTS

         Included within cash and cash equivalents are amounts totalling $1,946,000 (1997 $1,412,000) which have been retained by lenders to repay the next principal installments and interest payments due on certain long term loans (note 14). Included within cash and cash equivalents is an amount of $3,000,000 which has been retained by a lender in satisfaction of a loan covenant whereby the outstanding amount of the loan is restricted to a percentage of the current market value of the vessel New Vista.

    4.   VESSELS OWNED, NET
                                                1998            1997
                                                ----            ----
                                              ('000)          ('000)

Cost

At beginning of the year                     294,997         311,616
Transferred from vessels under
  construction                               185,179          49,979
Removed on disposal                         (23,921)        (66,598)
                                            --------        --------
At end of the year                          $456,255        $294,997
                                            ========        ========
Depreciation

At beginning of the year                      20,974          14,288
Charge for the year                           14,614          13,589
Removed on disposal                            (222)         (6,903)
                                             -------         -------
At end of the year                           $35,366         $20,974
                                            ========        ========

                                            --------        --------

Net book value                              $420,889        $274,023
                                            ========        ========

         During the year, the Company sold the Golden Disa. Loss on disposal was $1,283,000. During the year ended December 31, 1997, the Company sold the vessels Channel Fortune and Channel Prosperity. Losses on disposal were $4,347,000 and $3,984,000 respectively.

                       DATE                   DEADWEIGHT       CHARTER
WHOLLY-OWNED FLEET     DELIVERED  TYPE        TONNAGE (M.T.)   EXPIRATION

Golden Stream          1995       VLCC        260,000          March 2002
Navix Astral           1996       VLCC        260,000          March 2011
Channel Alliance       1996       Capesize    170,000          October 1999
Channel Navigator      1997       Capesize    170,000          February 2001
New Vanguard           1998       VLCC        298,500          March 2008
New Vista              1998       VLCC        298,500          September 2008

         The insured value of owned vessels is $460,900,000 plus
         Yen10,000,000,000 (equivalent to $88,652,482).

            NOTES TO CONSOLIDATED FINANCIAL STATEMENT

                   December 31, 1998 and 1997

    5.   VESSELS UNDER CAPITAL LEASE, NET

                                                1998            1997
                                                ----            ----
                                              ('000)          ('000)

Cost

At beginning of the year                      88,938          47,237
Transferred from vessels under construction   38,057          41,701
Transferred from investment in sub-lease      31,500               -
Removed on disposal                         (47,237)               -
                                            --------         -------
At end of the year                          $111,258         $88,938
                                            ========         =======
Amortisation

At beginning of the year                       8,375           2,079
Charge for the year                            2,221           3,069
Additional writedown to realisable value           -           3,227
Removed on disposal                          (7,236)               -
                                             -------         -------
At end of the year                            $3,360          $8,375
                                            ========         =======

                                            ________         _______
Net book value                              $107,898         $80,563
                                            ========         =======

                       Date                   Deadweight       Charter
Leased fleet           delivered  Type        tonnage (m.t.)   expiration
------------------     ---------  ----        --------------   ----------

Golden Poterne         1996       Capesize    150,000          November 2000
Channel Poterne        1997       Capesize    170,000          February 2012
Golden Protea          1998       Handymax     45,000          September 2010
Golden Aloe            1998       Handymax     45,000          September 2010


         The insured value of leased vessels is $160,000,000.

         By a memorandum of agreement dated December 18, 1997, the Loire Ore was sold to a third party for delivery on January 27, 1998 for a price of $40,000,000.

         The difference between the net book value of the Loire
         Ore at December 31, 1997 and the proceeds received on sale has been recorded as a write down of $3,227,358 in 1997.

         Under a profit share agreement in which profit was defined as sale proceeds less debt outstanding, a payment of $6,243,262 was made to the charterer of the Loire Ore on delivery to the new owners. This payment was recorded as an expense in the statement of operations in 1997.

    6.   INVESTMENT IN DIRECT FINANCING SUB-LEASE

         The vessel Golden Poterne was time chartered for 15 years from delivery in 1996. Due to the existence of a bargain purchase option in the time charter, this lease was recorded as a direct financing sub-lease as the vessel had in substance been sold to the time charterer with no gain or loss on sale.

         On November 15, 1998 the time charter was cancelled and the vessel was redelivered to the Company. At the date the time charter was cancelled, the carrying value of the direct financing sub-lease had appreciated to $33,392,000 from $32,736,000 as at December 31, 1997 as a result of the strengthening of the Yen relative to the Dollar over this period. The excess carrying value of the direct financing sub-lease over the fair value of the vessel as at November 15, 1998 amounted to $1,892,000. This amount was written off. The fair value of the vessel was transferred to vessels under capital lease, net and will be depreciated over the vessels remaining life.

    7.   VESSELS UNDER CONSTRUCTION
                                                            1998         1997
                                                          ('000)       ('000)

Cost at beginning of the year                            129,692       69,976
Purchase installments and capital expenditure            207,093      159,953
Excess of fair values over book values acquired               -         2,330
Interest capitalised                                      14,791        4,635
Pre-delivery expenses                                      2,050        2,425
Other associated financial fees capitalised                1,886        6,996
Disposal                                                      -      (24,943)
Transferred to vessels owned, net                      (185,179)     (49,979)
Transferred to vessels under capital lease, net         (38,057)     (41,701)
                                                       _________     ________
Cost at end of the year                                $ 132,276    $ 129,692
                                                       =========    =========

         Hull #1118 was sold on delivery in 1997 to a third party for net proceeds of $26,494,000.

         A summary of the Company's capital commitments for vessels under construction (excluding those owned by joint ventures) at December 31, 1998 is as follows:

                                     DEADWEIGHT                     CAPITAL
       SCHEDULED                     TONNAGE                      COMMITMENTS
HULL # DELIVERY  BUILDER    TYPE     (M.T.)          1999           2000          2001
                                                     ('000)         ('000)        ('000)

Yen contracts

1158    1999    Tsuneishi   Handymax    45,000   YEN 1,867,500  YEN    -         YEN  -
5898    1999    Hitachi     Panamax     75,200       2,945,000          -             -
5889    1999    Hitachi     Panamax     75,200       2,480,000          -             -
6288    2000    Hitachi     Panamax     75,200           -          2,880,000         -
5788    1999    Hitachi     VLCC       298,500       8,770,300          -             -
5888    1999    Hitachi     VLCC       298,500       8,751,550          -             -
5988    1999    Hitachi     VLCC       298,500       8,890,300          -             -
1628    1999    Kawasaki    VLCC       300,000       9,000,000          -             -
6378    2000    Hitachi     VLCC       298,500       2,020,000      7,070,000         -
6388    2000    Hitachi     VLCC       298,500           -          9,090,000         -
6398    2000    Hitachi     VLCC       298,500           -          9,090,000         -
1668    2000    Kawasaki    VLCC       300,000           -          9,180,000         -
                                                   ___________     __________        ______

        Total Yen commitments                    YEN44,724,650  YEN37,310,000    YEN  -

Total US Dollar equivalent of
Yen commitments                                   $396,495,124   $330,762,411    $    -
                                                  ============   ============    ==========

Dollar contracts

5678    1999    Hitachi     VLCC       298,500    $ 59,716,000   $               $    -
1618    1999    Kawasaki    VLCC       300,000      79,650,000           -            -
1638    2000    Kawasaki    VLCC       300,000      17,700,000     61,950,000         -
                                                  ____________   ____________    __________

Total commitments                                 $553,561,124   $392,712,411    $    -
                                                  ============   ============    ==========

         At December 31, 1998 the Company had YEN7,215,000,000
         (approximately equal to $63,962,766) and $61,000,000 in unused commitments for long-term financing arrangements.

         Committed long term financing bears interest based on Yen and Dollar Libor plus margins of between 1.5% and 1.75%. Repayment will be made between 7 and 8 years from delivery of vessels or by sale and leaseback transactions. Commitment fees of 0.25% to 0.5% are charged by the lenders under the terms of such arrangements. At December 31, 1998, Yen and Dollar Libor were 0.5% (1997 0.5%) and 5.1% (1997 5.7%)
         respectively.

         The Company took delivery of Hull #5678 and Hull #1158 in January 1999 and Hull #5889 in March 1999.

    8.   OPTIONS TO PURCHASE VESSELS

         In 1998 the Company purchased options to acquire vessels at specified prices ordered by subsidiaries of its parent company, Golden Ocean Limited. Each option is exercisable between the delivery date of the respective vessel and one year later.

         A summary of the Company's options acquired as at December 31, 1998 is as follows:

         SCHEDULED                   DEADWEIGHT      OPTION        STRIKE
HULL#    DELIVERY  BUILDER   TYPE    TONNAGE (M.T.)  PRICE         PRICE

1688     2000      Kawasaki  VLCC       300,000    $6,950,000     $74,047,000
1698     2000      Kawasaki  VLCC       300,000     6,950,000      78,734,000
6618     2000      Hitachi   VLCC       298,500     6,950,000      73,273,000
6668     2000      Hitachi   VLCC       298,500     6,950,000      74,047,000
6678     2001      Hitachi   VLCC       298,500     6,950,000      74,438,000
6688     2001      Hitachi   VLCC       298,500     6,950,000      75,224,000
6698     2001      Hitachi   VLCC       298,500     6,950,000      76,256,000

         The Company has received an opinion from an independent third party that the options were priced are at fair market value at the time the options were granted.

    9.   INVESTMENT IN JOINT VENTURES

         The Company has 50% interests in Golden Fountain Corporation, Middleburg Properties Ltd. and Reese Development Inc., which are vessel owning/operating joint ventures. Details of the vessels owned joint ventures (at December 31, 1998) are as follows:

                                   DEADWEIGHT
             DATE                  DEADWEIGHT     CHARTER
VESSEL NAME  DELIVERED   TYPE      (M.T.)         EXPIRATION

Golden
  Fountain     1995      VLCC         280,000          -
Golden Daisy   1998      Handymax      46,902     February 2010
Golden Rose    1998      Handymax      46,902     April 2010

         The Golden Fountain was trading on the voyage charter market at the balance sheet date.

         The insured value of joint venture owned vessels is $162,500,000.

         Joint ventures (all of which the Company has a 50% interest in) have capital commitments for vessels under construction at December 31, 1998 as follows:

                                     DEADWEIGHT                     CAPITAL
       SCHEDULED                     TONNAGE                      COMMITMENTS
HULL # DELIVERY  BUILDER    TYPE     (M.T.)          1999           2000          2001
                                                     ('000)         ('000)        ('000)

Yen contracts
2138    1999    Hitachi     VLCC       305,000   YEN 8,370,000   YEN  -         YEN   -
2139    1999    Hitachi     VLCC       305,500       8,370,000        -
                                                 _____________   ____________   ___________

Total Yen commitments

                                                 YEN16,740,000   YEN -           YEN   -
                                                 =============   ============    ==========

Total US Dollar equivalent
  of Yen commitments                              $148,404,250   $   -           $     -
                                                  ============   ============    ==========


         Hull #2138 was delivered in March 1999.

         The joint venture companies had YEN16,740,000,000 (approximately equal to $148,404,250) in unused commitments for long-term financing arrangements. Commitment fees of 0.25% are charged by the lenders under the terms of such arrangements. As capital commitments become due, drawings will be made against the unused portion of the loans.

         The Company's share of undistributed earnings of joint ventures included in consolidated retained earnings is $1,382,000 (1997 $4,018,000) and is summarized as follows:

                                1998         1997        1996
                                ('000)       ('000)      ('000)

At beginning of the year           4,018      2,142       10,018
Dividends received from
 aircraft joint venture                -          -      (5,081)
Consolidated on change to
  100% ownership                       -      2,903            -
Disposal of interest in
  aircraft joint venture               -    (3,608)            -
Share of net income (loss)       (2,636)      2,581      (2,795)
                                 -------    -------      -------
                                 $ 1,382    $ 4,018      $ 2,142
                                 =======    =======      =======

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1998 and 1997

The combined assets and liabilities of the joint venture companies (prepared under United States generally accepted accounting principles) were as follows:

                                                            1998         1997
                                                          ('000)       ('000)

Total current assets                                       2,706        1,162
Vessels owned, net                                       125,317       90,174
Vessels under construction                                21,640       28,640
                                                       _________    _________
Total assets                                           $ 149,663    $ 119,976
                                                       =========    =========

Total current liabilities                                  7,855        7,105
Long term liabilities                                     88,367       56,364
Due to third party joint venture partners                 31,383       30,077
Due to the Company                                        26,731       23,989

Total liabilities                                      $ 154,336    $ 117,535
                                                       _________    _________
Net assets                                             $ (4,673)     $  2,441
                                                       =========    =========

Company's 50% share of net assets                        (2,337)        1,221
Elimination of intercompany interest                      3,719         2,797
                                                       _________     ________
Company's total share of net assets                    $  1,382      $  4,018
                                                       =========     ========

         The joint ventures had a working capital deficiency of $5,149,000. The joint ventures are expected to fund current obligations in 1999 through profitable time and voyage charter operations and the continued financial support of the joint venture participants.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   December 31, 1998 and 1997

The results of joint venture operations (prepared under United
States generally accepted accounting principles) are summarized as follows:

                                          1998            1997          1996
                                        ('000)          ('000)        ('000)
Operating revenues
Net time charter revenues               16,733          12,202        15,734
Aircraft leases rental income                -               -         4,905
                                     ---------       ---------     ---------
Total operating revenues                16,733          12,202        20,639
                                     ---------       ---------     ---------

Operating expenses
Vessel operating costs                   4,391           3,353         4,189
Depreciation on vessels                  5,064           4,459         7,061
Depreciation on aircraft                     -               -         1,312
Administrative expenses                    255             158            60
Drydocking and special survey costs        617           (325)           710
                                     ---------       ---------     ---------
Total operating expenses                10,327           7,645        13,332
                                     ---------       ---------     ---------

Net operating income                     6,406           4,557         7,307
                                     ---------       ---------     ---------

Other income (expense)
Foreign exchange gain/(loss)           (8,498)           3,530         4,486
Interest expense                       (5,050)         (5,567)       (6,756)
Loss on sale of aircraft                     -               -       (4,945)
Interest income                             28              50           237
Other expenses                               -               -         (444)
Impairment loss on vessel                    -               -       (7,051)
                                     ---------       ---------     ---------
Net other income (expense)            (13,520)         (1,987)      (14,473)
                                     ---------       ---------     ---------
                                     ---------       ---------     ---------
                                     $ (7,114)       $   2,570     $ (7,166)
                                     =========       =========     =========

Company's 50% share of
 net income (loss)                     (3,557)           1,285       (3,583)

Elimination of intercompany interest       921           1,296           788
                                     ---------       ---------     ---------

Company's share of earnings (loss)
 of joint ventures                  $  (2,636)       $   2,581     $ (2,795)
                                    ==========       =========     =========

         Joint venture revenues were derived wholly from shipping activities.

    10.  LOANS TO JOINT VENTURES

         Loans to joint venture companies represent advances to finance joint venture operations. These advances are subordinate to the rights of long term debt holders. Interest accrues at rates between 2% and 7%. Loans will only be repaid out of profits arising from operations or the sale of joint venture vessels.

    11.  INVESTMENTS

         The Company holds $29,138,000 (1997 $40,00,000)
         principal amount of US Treasury securities with an acquisition cost of $27,300,000 (1997 $37,334,000) to fund the next two semi-annual interest payments due on the Company's Notes payable (note 19). Management considers these securities to be held-to-maturity securities because management has both the ability and the intent to hold these investments until they mature. The treasury securities have maturity values which are equivalent to the interest due on the interest payment dates. The securities are held in an interest escrow account for the benefit of the Note holders.

         At December 31, 1998, the investments had a carrying value of $28,747,000 (1997 $38,071,000) with market value $28,852,000 (1997 $38,105,000).  The investments
         all mature within one year. Included in the carrying value is $1,447,000 (1997 $737,000) of amortised discount.

    12.  GOODWILL

         Goodwill of $19,479,000 before accumulated amortisation of $1,039,000 (1997 $260,000), results from the acquisition of certain minority interests in subsidiaries.

    13.  DEFERRED NOTE ISSUE COSTS

         The carrying value of deferred note issue costs represents deferred costs of $12,973,000 (1997
         $10,160,000) less accumulated amortisation of $4,056,000
         (1997 $847,000). Amortisation is included within interest expense in the statement of operations.

    14.  OBLIGATIONS UNDER CAPITAL LEASES

         The vessels known as the Golden Poterne, Channel Poterne, Golden Protea and Golden Aloe have been acquired (in substance) due to the effect of bargain purchase options in the bareboat charter agreements with the legal vessel owners. The options (denominated in Yen) can be exercised at any point during the term of the charter. The option prices reduce on a sliding scale over the term of the agreements. The Golden Poterne and Channel Poterne have both been acquired under fifteen year bareboat charters while the Golden Protea and Golden Aloe have been acquired under ten year bareboat charters.

         The Company has the following commitments under capital leases (in source currency and U.S. Dollar equivalents):

                                               1998
                                  _______________________________
                            ('000,000)                 ('000)

1999                       YEN   1,161            $   10,296
2000                             1,174                10,411
2001                             1,185                10,506
2002                             1,197                10,613
2003                             1,209                10,722
2004 and later                   9,310                82,534
                             _________             _________
Minimum lease payments          15,236               135,082

Less imputed interest            2,669                23,665
                             _________             _________
Present value of obligations
under capital leases        YEN 12,567             $ 111,417
                            ==========             =========

         At December 31, 1997, the present value of obligations under capital leases was YEN11,747,000,000 (equivalent to $91,135,000).

    15.  LONG TERM DEBT

         The outstanding secured loans at December 31, 1998 are repayable as follows:

                              YEN denominated     Dollar denominated   Total
                                   debt                  debt          debt
                           _____________________  __________________  _______
                          ('000,000)       ('000)         ('000)       ('000)

1999                           1,186       10,513         12,537       23,050
2000                           1,270       11,257         13,620       24,877
2001                           1,255       11,122         14,822       25,944
2002                           1,191       10,556         58,108       68,664
2003                           1,187       10,526         10,876       21,402
2004 and later                10,277       91,106         92,534      183,640
                           _________    _________      _________     ________
                           YEN16,366   $  145,080     $  202,497    $ 347,577
                           =========    =========      =========     ========

         At December 31, 1997, the Company had long term debt of YEN16,552,000,000 (equivalent to $127,304,000) and
         $75,297,000 totalling $202,601,000.

         Interest is payable based on Yen and Dollar Libor plus margins of between 1.25% and 1.75% on all loans except for YEN6,868,884,456 (approximately equivalent to $60,894,366) of debt which bears interest at 3.66% and YEN3,097,785,946 (approximately equal to $27,462,641) of debt which bears interest at 3.2%. At December 31, 1998, Yen and Dollar Libor were 0.5% (1997 0.5%) and 5.1% (1997 5.7%) respectively.

         Loans to vessel owning subsidiaries are secured by first and second mortgages on the vessels, assignments of earnings and insurance proceeds and pledges of shares. Loans to newbuilding owning subsidiaries are secured by assignments of shipbuilding contracts. Covenants in the loan agreements prohibit subsidiaries from paying dividends or issuing guarantees. These covenants were waived to enable the subsidiaries to guarantee the Company's obligations to holders of Notes payable (note
         19) and to pay dividends. Loan covenants still prohibit subsidiaries from issuing further guarantees.

         The Company also enters into interest rate swap agreements in order to reduce its exposure to changes in interest rates. At December 31, 1998 the Company had interest rate swap agreements as follows:

                                    PRINCIPAL
COMPANY PAYS    COMPANY RECEIVES    AMOUNT           EXPIRY

7.288%        Dollar Libor + 1.25%  $68,256,481  March 7, 2006
7.49%         Dollar Libor + 1.25%  $70,819,979  August 28, 2008

         The notional principal amounts of the interest rate swaps decrease over the terms of the agreements.

         On January 11, 1999, the Company entered into an interest rate swap agreement with a lender whereby the Company will pay a fixed rate of 7.175% and will receive a floating rate of interest based on Dollar Libor plus 1.75% on $60,350,000 notional principal amount. The notional principal amount of the interest rate swap will decrease monthly from the time the interest rate swap becomes effective, on February 11, 1999 until the termination date of December 12, 2005.

    16.  RELATED PARTY TRANSACTIONS

         Until September 30, 1997, the fleet was managed by Golden Ocean Management Limited (GOML), a related company through common control. GOML, on behalf of the company and its joint ventures, negotiated contracts for construction of vessels and the related financing and chartering arrangements. Additionally, GOML provided administrative services and bore the legal representation, travel and audit costs on the Company's behalf. During the year ended December 31, 1997, GOML charged the company $2,169,000 (1996 $290,000) and its joint ventures $39,000 (1996 $60,000) in exchange for the above services. In 1996, the difference between the estimated actual cost of providing the services and the amounts charged to the Company and joint ventures of $2,650,000 was recorded as an administrative expense and an increase in additional paid-in capital.

         Amounts due to related parties are interest free, unsecured and have no specified terms of repayment. The average balance due to related parties during 1998 was $263,000 (1997 $1,019,000; 1996 $537,000). Imputed
         interest has not been recorded in these financial statements as it is not considered to be material.

    17.  OTHER LOANS

         Other loans represent advances by minority interests in two subsidiaries engaged in VLCC newbuildings. Interest accrues at rates between 7% and 12%. The loan plus accrued interest is payable on the sale of the vessels.

         The Company has guaranteed the return of the principal of certain loans amounting to $10,908,000 within two years of delivery of the vessel. The vessels delivered in September 1998 and January 1999.

    18.  AMOUNTS DUE TO SHAREHOLDER

         Amounts due to shareholder are interest free and have no specified terms of repayment. Imputed interest has not been recorded in these financial statements. Imputed interest for the year calculated at 7% amounts to $960,000 (1997 $137,000). Advances from the shareholder in the year were used provide additional working capital.

    19.  NOTES PAYABLE

         On August 27, 1997, the Company issued $150 million principal amount of 10% Senior Notes (the "Notes") and a further $50 million principal amount on September 11, 1997 at a price of $732 per $1,000 principal amount. Each $1,000 principal amount of the Notes included a non-transferable Note warrant and a separately transferable share warrant. Two Note warrants entitled the holder to purchase $1,000 principal amount of Notes at a price of $756.60 at the exercise date of March 1, 1998. Each share warrant entitles the holder to purchase one common share of the Company at an exercise price of $46.20 per common share. The share warrants can be exercised on or prior to August 31, 2001.

         On March 2, 1998, the Company issued a further $91,382,000 principal amount of 10% Senior Notes at a price of $756.60 per $1,000 principal amount as a result of the Note warrant holders exercising the Note warrants. After fees of $2,813,627, and use of $13,645,372 to purchase investments to be held in Trust to fund interest payments due on August 31, 1998, March 1, 1999 and August 31, 1999, the Company received net proceeds of $52,680,622.

         At December 31, 1998, the unamortized portion of the Note discount amounted to $55,010,000 (1997 $49,719,000)

         None of the proceeds of the Notes have been allocated to the separately transferable share warrants as additional paid in capital as the amount allocable to the share warrants was deemed to be immaterial based on the fair value of the share warrants on the issue date.

         The Notes are due on August 31, 2001 and are senior unsecured obligations of the Company, ranking senior in right of repayment to all existing and future subordinated indebtedness of the Company. The Notes are guaranteed by all of the subsidiaries and certain of the joint ventures of Golden Ocean Group Limited. Net assets of non-guarantor joint ventures at December 31, 1997 amounted to a deficit of $1,290,467 (1997 net assets of $1,929,187). Net income of non-guarantor joint ventures for the year ended December 31, 1998 was a loss of $3,219,653 (1997 net income of $1,389,882).
         The Company has a 50% share in the non-guarantor joint ventures. Waivers of covenants in loan agreements were obtained to enable subsidiaries to guarantee the Company's obligations to Note holders and to pay dividends to the Company (note 15).

    20.  SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

         By a resolution dated August 22, 1997, the Company's authorized share capital was increased from 500 to 50,000,000 bearer shares of no par value.

         On August 26, 1997 the Company declared a share dividend of 7,359 shares for each share held increasing issued share capital from 500 to 3,680,000 issued and outstanding shares of no par value. All of the issued shares are owned by Golden Ocean Limited, a company incorporated under the laws of Liberia.

         The Company is subject to restrictions on the payment of dividends imposed by covenants entered into in connection with the issue of Notes payable (note 19).

         There are a total of 320,000 share warrants in issue comprising 200,000 share warrants which were issued to subscribers to the Company's issue of Notes payable (note 19) and 120,000 warrants which were issued to the placement agents. Each share warrant entitles the holder to purchase one common share of the Company at an exercise price of $46.20 per common share. The share warrants can be exercised on or prior to August 31, 2001.

    21.  LEASING ARRANGEMENTS

         The Company has arranged long term charters for its vessels under which payments are received in Yen and Dollars. Future minimum rentals on non-cancellable operating leases at December 31, 1998 are as follows:

         Owned Vessels (note 4)

                               YEN DENOMINATED     DOLLAR DENOMINATED  TOTAL
                                   INCOME                INCOME       INCOME
                           ______________________  __________________ _______
                          ('000,000)       ('000)          '000)       ('000)

1999                           1,661       14,723         51,138       65,861
2000                           1,665       14,763         45,829       60,592
2001                           1,661       14,723         37,572       52,295
2002                           1,661       14,723         26,744       41,467
2003                           1,661       14,723         23,529       38,252
2004 and later                12,927      114,598        126,645      241,243
                           _________    _________      _________    _________
                           YEN21,236   $  188,253     $  311,457   $  499,710
                           =========    =========      =========    =========

         The Company has arranged long-term charters for four of its vessels under construction under which payments will be received in Yen and Dollars. Future minimum rentals on non-cancellable operating leases at December 31, 1998 are as follows:

         Vessels under construction (note 7)

                               YEN DENOMINATED     DOLLAR DENOMINATED  TOTAL
                                   INCOME                INCOME       INCOME
                           _______________________  _________________ _______
                          ('000,000)       ('000)         ('000)       ('000)

1999                             534        4,737         13,037       17,774
2000                             739        6,554         14,681       21,235
2001                             737        6,536         14,896       21,432
2002                             737        6,536         15,152       21,688
2003                             737        6,536         15,407       21,943
2004 and later                 6,047       53,609         51,094      104,703
                           _________    _________      _________    _________
                           YEN 9,531   $   84,508    $   124,267  $   208,775
                           =========    =========      =========   ==========


    22.  FOREIGN EXCHANGE LOSS

         The foreign exchange loss of $32,281,000 (1997 gain
         $30,376,000; 1996 gain $12,763,000) primarily relates to
         converting yen denominated obligations into US dollars using the balance sheet exchange rate.

    23.  FINANCIAL INSTRUMENTS

         (a)  FAIR VALUES

              The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

              Long term debt (at floating rates): The carrying amounts reported in the balance sheet for these instruments approximate their fair value as the interest rates for similar loans are based on a floating rate.

              Long term debt (at fixed rates): The fair value of the Company's fixed rate debt is estimated using discounted cash flow analysis, based on interest rates currently available for debt with similar terms and maturities.

              Loans to joint ventures/other loans: The carrying amounts reported in the balance sheet for these instruments approximate their fair value as the fixed interest rates approximate current market rates for similar loans.

              Other assets and liabilities: The fair values of trade accounts receivable, amount due to related party, other accounts receivable, trade accounts payable, and other accounts payable approximate their carrying value due to their short term nature.

              Interest rate swaps: The fair value of interest rate swaps is the estimated amount that the Company would pay or receive to terminate the swaps at the reporting date.

              Notes payable: The fair value of Notes was determined from quoted market prices at which the Notes traded.

              A summary of fair values of the Company's financial instruments as at December 31, 1998 is as follows:

              Guarantees: It is not practicable to determine the fair value of guarantees. Further information on guarantees is provided in note 24.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   December 31, 1998 and 1997

                              1998                  1997
                      _____________________  ___________________

                      CARRYING    FAIR       CARRYING     FAIR
                      AMOUNT      VALUE      AMOUNT       VALUE

Long term debt          347,577    350,29     202,601    205,943
Notes payable           236,372    58,276     150,281    167,450
Note warrants                 -         -           -    550,450
Interest rate swap
 agreements                   -     5,403           -          -
-payable position

         (b)  MARKET RISK

              Market risk exists with respect to changes in foreign currency exchange rates. At December 31, 1998, the Company had a long-term debt of YEN16,366,000,000 (1997 YEN16,552,000,000) which is equivalent to $145,080,000 (1997 $127,304,000).
              None of this exposure is hedged through purchasing forward exchange currency contracts. However, the Company has charter contracts denominated in Yen with contracted payments as outlined in note 21.

              Also, since a portion of the Company's long term debt bears interest at a rate linked to LIBOR, it is exposed to movements in interest rates.

         (c) The following are the charterers that comprise 10 per cent or more of charter income.

                             1998          1997         1996
                             ('000)        ('000)       ('000)

Argent Shipping
 Corporation                  $ 5,887      $ 6,397       $ 5,570
Bocimar n.v.                   12,788       12,136             -
Kawasaki Kisen Kaisha          12,100       10,758        11,163
N.C.S. Corporation              6,392        6,075             -
Hong Kong Ming
  Wah Shipping Co. Ltd.         9,785            -             -

              Bocimar and N.C.S. Corporation charter dry-bulk carriers. Other charterers mentioned above charter
              VLCCs.

         (d) The Company has not entered into any speculative derivative contracts.

    24.  FINANCIAL INFORMATION RELATING TO SEGMENTS

         The Company organizes its business principally into two operating segments. Both segments use the same accounting policies as described in note 2. These segments and their respective operations are as follows:

         VLCC fleet includes vessels that normally carry crude oil and related "dirty" products with a deadweight tonnage of over 200,000 m.t.

         Dry-bulk carrier fleet includes vessels that normally carry dry cargoes such as grain, coal, ore, wood and steel products etc. This fleet includes three sizes of vessel, Handymax, Panamax and Capesize.

         A summary of operations by major operating segments for the three years ended December 31, 1998 is as follows:


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1998 and 1997

                                             1998           1997         1996
                                           ('000)         ('000)       ('000)

REVENUES

VLCC fleet                                 27,547         16,940       16,524
Dry-bulk carrier fleet                     23,974         32,195       19,375
                                        _________      _________    _________
                                           51,521         49,135       35,899

SHARE OF EARNINGS/(LOSSES) OF
 JOINT VENTURES                           (2,636)          2,581      (2,794)
                                        _________      _________    _________
                                       $   48,885     $   51,716   $   33,105
                                        =========      =========    =========

SHARE OF EARNINGS/(LOSSES) OF JOINT VENTURES

VLCC fleet                                  (689)          1,991        2,093
Dry-bulk carrier fleet                    (1,947)            590      (3,675)
                                        _________      _________    _________
                                          (2,636)          2,581      (1,582)

Non-segment                                     -              -      (1,213)
                                        _________      _________    _________
                                       $  (2,636)     $    2,581   $  (2,795)
                                        =========      =========    =========

INTEREST INCOME

VLCC fleet                                    159             86           56
Dry-bulk carrier fleet                         19             37            -
                                        _________      _________    _________
                                              178            123           56

Non-segment                                 3,626            847            -
                                        _________      _________    _________
                                       $    3,804     $      970   $       56
                                        =========      =========    =========

INTEREST EXPENSE

VLCC fleet                                 12,752          7,363        7,270
Dry-bulk carrier fleet                      4,701          8,948        6,907
                                        _________      _________    _________
                                           17,453         16,311       14,177

Non-segment                                34,910          7,828            -
                                        _________      _________    _________
                                       $   52,363     $   24,139   $   14,177
                                        =========      =========    =========

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         December 31, 1998 and 1997

                                             1998           1997         1996
                                           ('000)         ('000)       ('000)
DEPRECIATION

VLCC fleet                                 10,637          7,445        6,531
Dry-bulk carrier fleet                      6,198          9,213        4,645
                                        _________      _________    _________
                                       $   16,835     $   16,658    $  11,176
                                        =========      =========     ========
EXCHANGE GAINS/(LOSSES)

VLCC fleet                                (8,081)          6,850        6,822
Dry-bulk carrier fleet                   (24,200)         23,526        5,941
                                        _________      _________     ________
                                       $  (32,281     $   30,376    $  12,763
                                        =========      =========     ========

NET INCOME

VLCC fleet                                (6,723)          6,374        6,665
Dry-bulk carrier fleet                   (22,893)         10,801        7,405
                                        _________      _________    _________
                                         (29,616)         17,175       14,070

Non-segment                              (38,161)       (10,646)      (2,849)
Share of earnings/(losses) of
 joint ventures                           (2,636)          2,581      (2,794)
                                        _________      _________    _________
                                       $ (70,413)     $    9,110   $    8,427
                                        =========      =========    =========

IDENTIFIABLE ASSETS

VLCC fleet                                497,566        287,822      219,098
Dry-bulk carrier fleet                    217,918        222,368      235,663
                                       __________     __________    _________
                                          715,484        510,190      454,761

Non-segment                                83,769        103,108       27,359
Share of net assets of
 joint ventures                             1,382          4,018          641
                                        _________      _________    _________
                                       $  800,635     $  617,316   $  482,761
                                        =========      =========    =========

EXPENDITURE FOR IDENTIFIABLE ASSETS

VLCC fleet                                206,353         80,343       88,974
Dry-bulk carrier fleet                     67,183         89,032       74,289
                                        _________     __________    _________
                                      $   273,536    $   169,375   $  163,263
                                       ==========     ==========    =========

    25.  CONTINGENT LIABILITIES

         (a) The Company insures the legal liability risk for its shipping activities with The Steamship Mutual Underwriting Association (Europe) Limited in respect of dry cargo vessels and The Swedish Club in respect of tankers. As a member of this protection and indemnity association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims record of all other members of the
              association.   A contingent liability exists to the
              extent that the claims records of the members of the association in the aggregate show significant deterioration which result in additional calls on the members.

         (b) The Company has guaranteed the yen and dollar long term borrowings of joint ventures for amounts of YEN7,317,257,830 (1997 YEN3,154,850,740) which is equivalent to $64,869,307 (1997 $24,263,416) and
              $30,054,720 (1997 $32,330,170).

         (c) The Company has guaranteed the performance of a third party under an overdraft facility amounting to $151,255 (1997 $298,478) at the balance sheet date.

         (d) The Company has guaranteed the performance of two joint venture companies under their respective shipbuilding contracts. Contractual commitments at December 31, 1997 amounted to YEN16,740,000,000, which is equivalent to $148,404,255 (note 9).

         (e) The Company has contractual commitments to participate in the profits and losses of the time charterer's subcharters of the Channel Poterne and in the profits only of the New Vanguard, New Vista and Golden Victory (which delivered on January 7,
              1999).  A joint venture participates in the
              bareboat charterer's profits and losses on subcharters of the New Circassia, which delivered on March 24, 1999. The Company has accrued the revenue or expense arising from these arrangements to the balance sheet date.

         (f) The charterers have contractual rights to participate in the profits on sale of five vessels. In the case of the Channel Poterne, Channel Alliance and Cos Hero, the charterer is entitled to 50% of the profit realized on any qualifying sale. The Channel Alliance may only be sold if the profit from the sale will exceed $1.0 million. The Cos Hero, which delivered on January 12, 1999, may only be sold if the profit from sale will exceed $3.0 million. Profit is defined as sale proceeds less debt outstanding in the relevant profit share agreements. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. These vessels may only be sold after the second anniversary of delivery. Any remaining profit is to be split 60:40 in favor of the owner.

    26.  TAXATION

         Under current Liberian law, the Company is not required to pay any taxes in Liberia on either income or capital gains.

    27.  LIQUIDITY

         The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred a net loss of $70.4 million for the year ended December 31, 1998 which has resulted in a deficit of $8.8 million as at the balance sheet date. The Company is highly leveraged and recent developments have had a material adverse effect on the Company's short term liquidity and the Company's ability to fund its capital commitments in 1999. The Company's projected cash flow from operations and current financing arrangements will not be sufficient to fund currently unfunded capital commitments due in 1999 of YEN37,432,150,000 ($331,845,300) and $97,350,000 for
         vessels under construction. Management expects to arrange first mortgage financing for each VLCC vessel in the region of $60 million with the remaining balance due on each vessel to be provided by alternative financing and secured by second mortgages on the vessels.

         Management is currently negotiating with its existing financiers and has retained Chase Securities Inc. to assist in exploring strategic alternatives which include raising equity capital, the issue of new debt and refinancing and /or restructuring its existing indebtedness. There can be no assurance that the Company will be successful in obtaining financing for 1999 capital commitments.

    28.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Data sensitive system may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, on after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range form minor errors to significant systems failure, which could effect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, or other third parties, will be fully resolved.

                                               *Incorporated by
                                               reference to Exhibits
                                               to Registration
                                               Statement on Form F-4 of
                                               the Company filed March 1,
Designation of Exhibit                         1998, with same designation
in this Form 20-F      Description of Exhibits (File No. 333-8468)

    1.1                  Articles of Incorporation              3.1
                         Golden Ocean Group Limited,
                         as amended*

    1.2                  By-Laws of Golden Ocean Group          3.2
                         Limited*

    1.3                  Articles of Incorporation of           3.3
                         Golden Ocean Services, Inc.*

    1.4                  By-Laws of Golden Ocean                3.4
                         Services, Inc.*

    1.5                  Articles of Incorporation of           3.5
                         Channel Rose Holdings Inc.,
                         as amended*

    1.6                  By-Laws of Channel Rose                3.6
                         Holdings Inc.*

    1.7                  Articles of Incorporation of           3.7
                         Golden Bay Corporation,
                         as amended*

    1.8                  By-Laws of Golden Bay                  3.8
                         Corporation*

    1.9                  Articles of Incorporation of           3.9
                         Golden Sand Corporation,
                         as amended*

    1.10                 By-Laws of Golden Sand                 3.10
                         Corporation*

    1.11                 Articles of Incorporation of           3.11
                         Golden Sea Maritime Inc.*

    1.12                 By-Laws of Golden Sea                  3.12
                         Maritime Inc.*

    1.13                 Articles of Incorporation of           3.13
                         Golden Anchor Corporation,
                         as amended*

    1.14                 By-Laws of Golden Anchor               3.14
                         Corporation*

    1.15                 Articles of Incorporation of           3.15
                         Golden Hilton Shipping
                         Corporation, as amended*

    1.16                 By-Laws of Golden Hilton               3.16
                         Shipping Corporation*

    1.17                 Articles of Incorporation of           3.17
                         Golden President Shipping
                         Corporation, as amended*

    1.18                 By-Laws of Golden President            3.18
                         Shipping Corporation*

    1.19                 Articles of Incorporation of           3.19
                         Sable Navigation S.A.*

    1.20                 By-Laws of Sable Navigation            3.20
                         S.A.*

    1.21                 Articles of Incorporation of           3.21
                         Golden Surf Corporation*

    1.22                 By-Laws of Golden Surf                 3.22
                         Corporation*

    1.23                 Articles of Incorporation of           3.23
                         Golden Loch Corporation*

    1.24                 By-Laws of Golden Loch                 3.24
                         Corporation*

    1.25                 Articles of Incorporation of           3.25
                         Golden Gulf Corporation*

    1.26                 By-Laws of Golden Gulf                 3.26
                         Corporation*

    1.27                 Articles of Incorporation of           3.27
                         Middleburg Properties Ltd.*

    1.28                 By-Laws of Middleburg                  3.28
                         Properties Ltd.*

    1.29                 Articles of Incorporation of           3.29
                         Reese Development Inc.*

    1.30                 By-Laws of Reese Development           3.30

                         Inc.*

    1.31                 Articles of Incorporation of           3.31
                         Golden Key Corporation*

    1.32                 By-Laws of Golden Key                  3.32
                         Corporation*

    1.33                 Articles of Incorporation of           3.33
                         Golden Door Corporation*

    1.34                 By-Laws of Golden Door                 3.34
                         Corporation*

    1.35                 Articles of Incorporation of           3.35
                         Golden Ocean Tankers Limited*

    1.36                 By-Laws of Golden Ocean                3.36
                         Tankers Limited*

    1.37                 Articles of Incorporation of           3.37
                         Golden Stream Corporation,
                         as amended*

    1.38                 By-Laws of Golden Stream               3.38
                         Corporation*

    1.39                 Articles of Incorporation of           3.39
                         Golden Bayshore Shipping
                         Corporation*

    1.40                 By-Laws of Golden Bayshore             3.40
                         Shipping Corporation*

    1.41                 Articles of Incorporation of           3.41
                         Golden Seaway Corporation,
                         as amended*

    1.42                 By-Laws of Golden Seaway               3.42
                         Corporation*

    1.43                 Articles of Incorporation of           3.43
                         Golden Sound Corporation,
                         as amended*

    1.44                 By-Laws of Golden Sound                3.44
                         Corporation*

    1.45                 Articles of Incorporation of           3.45
                         Golden Strait Corporation,
                         as amended*

    1.46                 By-Laws of Golden Strait               3.46
                         Corporation*

    1.47                 Articles of Incorporation of           3.47
                         Golden Fjord Corporation*

    1.48                 By-Laws of Golden Fjord                3.48
                         Corporation*

    1.49                 Articles of Incorporation of           3.49
                         Golden Estuary Corporation*

    1.50                 By-Laws of Golden Estuary              3.50
                         Corporation*

    1.51                 Articles of Incorporation of           3.51
                         Golden Channel Corporation,
                         as amended*

    1.52                 By-Laws of Golden Channel              3.52
                         Corporation*

    1.53                 Articles of Incorporation of           3.53
                         Golden Current Corporation*

    1.54                 By-Laws of Golden Current              3.54
                         Corporation*

    1.55                 Articles of Incorporation of           3.55
                         Golden Bow Corporation*

    1.56                 By-laws of Golden Bow                  3.56
                         Corporation*

    1.57                 Articles of Incorporation of           3.57
                         Golden Mast Corporation*

    1.58                 By-Laws of Golden Mast                 3.58
                         Corporation*

    1.59                 Articles of Incorporation of           3.59
                         Golden Bridge Corporation*

    1.60                 By-Laws of Golden Bridge               3.60
                         Corporation*

    1.61                 Articles of Incorporation of           3.61
                         Golden Funnel Corporation*

    1.62                 By-Laws of Golden Funnel               3.62
                         Corporation*

    1.63                 Articles of Incorporation of           3.63
                         Golden Keel Corporation*

    1.64                 By-Laws of Golden Keel                 3.64
                         Corporation*

    1.65                 Articles of Incorporation of           3.65
                         Golden Rudder Corporation*

    1.66                 By-Laws of Golden Rudder               3.66
                         Corporation*

    1.67                 Articles of Incorporation of           3.67
                         Golden Aquarian Corporation*

    1.68                 By-Laws of Golden Aquarian             3.68
                         Corporation*

    2.1                  Indenture (the "Indenture")            4.2
                         among the Company, the
                         Guarantors and Bankers Trust
                         Company, as Trustee*

    2.2                  Amendment No. 1 to the                 4.3
                         Indenture*

    2.3                  Memorandum of Agreement between        10.1
                         the Company and Asil Gida Ve
                         Kimya Sanayi ve Ticaret A.S.*

    2.4                  Memorandum of Agreement between        10.2
                         the Company and Pak Gida
                         Uretim Ve Pazarlama A.S.*

    2.5                  Memorandum of Agreement                10.3
                         between the Company and
                         Louis Dreyfus Armateurs SNC*

    2.6                  Collateral Pledge and                  10.4
                         Security Agreement between
                         the Company and Bankers Trust
                         Company*

    3.1                  Subsidiaries of the Company*           21

                           SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDEN OCEAN GROUP LIMITED

                                  By:  /s/Fred W.Y. Cheng
                                  __________________________
                                     Fred W.Y. Cheng
                                     Chairman


Dated:  May 14, 1999




































                               51
02052005.AA3